2005 ANNUAL REPORT


BANCSHARES
NORTHERN EMPIRE BANCSHARES

SONOMA
NATIONAL
BANK

Our MISSION


NASDAQ
NASDAQ
COMPOSITE
2045.49
+2.91 +0.1%
1,435,978,661

The founders, directors, management and staff are committed to providing quality financial services and superior customer service to small and medium-sized businesses, the real estate industry, professionals and consumers of our community in a fair and consistent manner, while protecting the integrity of our shareholders' investments.

SONOMA NATIONAL BANK

A Relationship of Value

To Our Valued CUSTOMERS

Northern Empire Bancshares, the financial holding company for Sonoma National Bank, is pleased to issue this financial report for the year ended December 31, 2005. The audited financial statements are included in this report for your review.

Consolidated net income totaled $17.2 million for the year ended December 31, 2005, compared to $14.3 million in 2004, representing an increase of 20.44%. Return on average assets equaled 1.47%, with a 17.33% return on average equity for the year. Average diluted earnings per share equaled $1.59, up 29.27% from the prior year. Per-share results reflect the reduction in the number of options outstanding, which occurred in November 2004; for the twelve months ending December 31, 2005, average diluted shares declined by 772,892, [illegible] compared to the 2004 level. Earnings per share on a nondiluted basis were $1.66, compared to $1.39 for 2004, an increase of 19.42%.

Northern Empire Bancshares enjoyed an exciting and productive year in 2005. In January, we celebrated Sonoma National Bank's 20th anniversary. We began trading on the NASDAQ National Market last May under the symbol "NREB". Assets grew 13.95% during 2005 and totaled $1.2 billion at year-end.

In 2005, three new branches opened for business. We entered Contra Costa County, opening branches in Walnut Creek and Concord to complement the Walnut Creek Loan Production Office that opened in 2000. The third new branch opened in West Petaluma, to complement the East Petaluma Branch located inside G & G Supermarket. Scheduled to open in mid-2006 is our twelfth branch – inside Safeway in Healdsburg (northern Sonoma County) – which will further support the growth of core deposits in our marketplace.

Deposits increased 12.26% in 2005, with a total of $888.0 million at December 31, 2005, including $49.8 million from the three new branches. Noninterest-bearing accounts increased 12.0% compared to one year ago, totaling [illegible] million at year-end 2005. The Bank continues to utilize Federal Home Loan Bank advances as a funding source, which represented $230.4 million at December 31, 2005, up 20.04% over December 31, 2004.

Loans totaled $1.1 billion at December 31, 2005, representing a 16.3% increase over $947.7 million at year-end 2004. The Bank's loan production was mainly in commercial real estate, construction and SBA loans. Nonperforming loans totaled $618,000, or 0.06% of total loans, compared to $1.1 million or 0.11% one year earlier. In 2005, the Bank added $2.0 million to loan loss reserves and we are pleased to note that the Bank had no charge-offs. The allowance for loan losses balance was $10.7 million at December 31, 2005, up 23.28% from year-end 2004.

Net interest income for 2005 increased to $45.7 million versus $39.1 million, even though our net interest margin dropped 5.26% from 4.20% in 2004 to 3.99% in 2005. NREB, like the rest of the industry, has been impacted by a combination of factors. These factors include a flattening yield curve, the result of the difference between short and long term rates declining, Federal Reserve's rapid rate increases, and strong competition in all lines of business. Noninterest income rose 53.46% in 2005, largely due to gains of SBA loan sales in the secondary market. The net gain from premiums on SBA sales for 2005 was $3.0 million, an increase of $1.7 million or 133.54% over 2004. The amount of premiums on future SBA loan sales is not known, but the Company expects that it will continue to sell SBA and any premiums from such sales should remain a component of noninterest income.

Noninterest expense for the year was $18.5 million in 2005, an increase of $1.9 million or 11.26%. This increase in expense is primarily due to 13.95% asset growth, the addition of three branches, and the NASDAQ listing expense, as well as ongoing costs that relate to the Sarbanes-Oxley Act and related government regulations. However, our efforts at disciplined expense control and strong revenue growth improved NREB's 2005 efficiency ratio to 36.96%, compared with 39.64% for the prior year. A bank's efficiency ratio measures the percentage of its revenue (represented by net income and noninterest income) that is consumed by operating expenses.

The Company remained well capitalized, with total risk-based capital of 12.2%. Total capital equaled $107.3 million on December 31, 2005, an increase of 19.39% compared to $89.9 million on December 31, 2004.

We thank you for your interest in Northern Empire Bancshares and encourage you to visit us online at www.snbank.com for the latest news and financial information. When you think of banking, think of Sonoma National Bank as your partner in a relationship of value.

Deborah A. Meekins
President and CEO
Northern Empire Bancshares
& Sonoma National Bank



A Relationship of VALUE

Embarking on the third decade of providing banking services to both businesses and consumers, Sonoma National Bank remains strongly connected to its roots. Since 1985, we have made exceptional service to our customers, and to the communities in which we operate, our top priority. Creating "A Relationship of Value" with our clients and our community is at the forefront of everything we do.

We enhance our relationships with our customers through the Bank's unique brand of sit-down customer service, a technique offered in our Downtown Santa Rosa, Oakmont, Petaluma, Sebastopol, Sonoma, San Rafael, Walnut Creek, and Concord locations. Our in-store offices complement this approach by maintaining longer business hours, including convenient Saturday banking. Business owners appreciate our Courier Service, which provides on-site pick-up so clients need not interrupt their work day to visit the Bank. We want banking to be convenient, and we welcome the opportunity to schedule meetings in the customer's office and always on their schedule. Our clients are individuals, and we respectfully serve their individual needs.

Our personal and business deposit banking services include a variety of checking and savings accounts, as well as retirement programs designed to help our clients plan for their future. Consumers enjoy the convenience of interest- and non-interest-bearing checking options, as well as the added benefits of VIP Club, VIP Club Plus, and VIP Club Preferred Checking. Businesses choose from Business Checking, Business Checking Plus, or Business Analysis Checking, which compensates clients with nontaxable earnings credits to offset fees. Convenient cash management features offered through IBanc Internet Banking include real-time account balance information, check images, account transfers, bill pay, and stop payments. Our competitive rates on time deposit accounts, together with the variable rates of the Investor's Reserve Account, VIP Money Market, and High Yield Savings, provide comprehensive savings options for savvy investors.

We believe a community is strengthened by those who invest in it. The Bank is recognized as a strong supporter of the community through the dedicated efforts of its staff members. We value our place in the community and make the time to be involved. In addition to providing financing for affordable housing for low-income families, Sonoma National Bank contributes time and money to a wide range of charitable and civic organizations. We serve as advocates for our seniors and generously support programs that improve the quality of their lives.

The Bank is a nationally recognized leader in the SBA market. Once again, we are ranked as the number one SBA lender in the North Bay. Our leadership is a direct result of our commitment to customer service and our expertise in the industry. Sonoma National Bank provides financing for the purchase, construction, renovation, or refinance of commercial real estate. Our competitive products, knowledge, and quick response to our clients have made us a proven leader in commercial real estate throughout California and Arizona. Our residential real estate department provides financing for the construction of custom homes and land for individuals, the creation of new subdivisions, and custom remodels. Sonoma National Bank operates loan production offices in Santa Rosa, Sacramento, Walnut Creek, and San Rafael, California, and Phoenix, Arizona. Our deposit branch network consists of eleven locations — eight in Sonoma County, one in Marin County, and two in Contra Costa County. In 2006, our branch network will expand to a total of twelve with the addition of an in-store branch in Healdsburg.

Driven by our passion for "Taking Care of People by Taking Care of Business," we offer products and services of value, convenience, and dependability. At Sonoma National Bank, every commitment we make, every community we serve, builds on and banks on a relationship of value.

	2005	2004
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 28,936	$ 21,006
Federal funds sold	30,188	95,498
	59,124	116,504
Investment securities available-for-sale	50,488	1,082
Federal Home Loan Bank (FHLB) stock, at cost	11,731	9,020
Federal Reserve Bank stock, at cost	166	254
Loans, net	1,090,772	938,104
Premises and equipment	3,292	2,709
Accrued interest receivable and other assets	16,161	13,251
Total assets	$ 1,231,734	$ 1,080,924
LIABILITIES		
Deposits	$ 888,027	$ 791,025
FHLB advances	230,379	191,912
Accrued interest payable and other liabilities	6,021	8,109
Total liabilities	1,124,427	991,046
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value; 40,000,000 shares authorized; 10,399,625 and 9,854,067 shares issued and outstanding in 2005 and 2004	60,655	47,302
Additional paid-in capital	7,681	7,681
Accumulated other comprehensive (loss) income	(101)	(10)
Retained earnings	39,072	34,905
Total stockholders' equity	107,307	89,878
Total liabilities and stockholders' equity	$ 1,231,734	$ 1,080,924

See accompanying notes.

NORTHERN EMPIRE BANCSHARES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2005, 2004 AND 2003
(in thousands, except earnings per share)

	2005	2004	2003
INTEREST INCOME			
Loans	$ 70,621	$ 52,918	$ 43,750
Federal funds sold	2,171	1,120	717
Investments	1,546	364	265
Total interest income	74,338	54,402	44,732
INTEREST EXPENSE			
Interest on deposits	21,533	12,984	12,787
Interest on borrowings	7,113	2,302	1,137
Total interest expense	28,646	15,286	13,924
NET INTEREST INCOME	45,692	39,116	30,808
PROVISION FOR LOAN LOSSES	2,250	1,550	900
Net interest income after provision for loan losses	43,442	37,566	29,908
NONINTEREST INCOME			
Service charges on deposits	494	471	556
Gain on sale of loans	3,022	1,294	1,387
Gain on sale of OREO	-	183	-
Other	876	914	951
Total noninterest income	4,392	2,862	2,894
NONINTEREST EXPENSES			
Salaries and benefits	11,078	10,464	8,837
Occupancy	1,907	1,422	1,223
Equipment	1,132	948	760
Outside customer services	381	368	342
Deposit and other insurance	523	467	352
Professional fees	609	582	394
Advertising	515	342	296
Other administrative	2,369	2,047	1,961
Total noninterest expenses	18,514	16,640	14,165
INCOME BEFORE PROVISION FOR INCOME TAXES	29,320	23,788	18,637
PROVISION FOR INCOME TAXES	12,073	9,468	7,366
NET INCOME	$ 17,247	$ 14,320	$ 11,271
EARNINGS PER COMMON SHARE	$ 1.66	$ 1.39	$ 1.16
EARNINGS PER COMMON SHARE, ASSUMING DILUTION	$ 1.59	$ 1.23	$ 1.01

See accompanying notes.

NORTHERN EMPIRE BANCSHARES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2005, 2004 and 2003
(in thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income
	Shares	Amount					
Balance, December 31, 2002	4,180,914	$ 27,529	$ 786	$ 10	$ 25,413	$ 53,738	$ 9,346
Net income	-	-	-	-	11,271	11,271	11,271
Unrealized holding gains (losses) arising during period	-	-	-	(12)	-	(12)	(12)
Income tax impact on unrealized holding gains (losses)	-	-	-	4	-	4	4
5% stock dividend	208,781	5,501	-	-	(5,501)	-	-
Stock options exercised including related tax benefit	247,922	1,623	-	-	-	1,623	-
Additional capital contributed resulting from non qualifing stock option exercises	-	-	916	-	-	916	-
Payout of fractional shares	-	-	-	-	(7)	(7)	-
Effect of two for one stock split	4,401,833	-	-	-	-	-	-
Balance, December 31, 2003	9,039,450	$ 34,653	$ 1,702	$ 2	$ 31,176	$ 67,533	$ 11,263
Net income	-	-	-	-	14,320	14,320	$ 14,320
Unrealized holding gains (losses) arising during period	-	-	-	(22)	-	(22)	(22)
Income tax impact on unrealized holding gains (losses)	-	-	-	10	-	10	10
5% stock dividend	468,759	10,585	-	-	(10,585)	-	-
Stock options exercised including related tax benefit	375,358	2,228	-	-	-	2,228	-
Additional capital contributed resulting from non qualifing stock option exercises	-	-	5,979	-	-	5,979	-
Shares repurchased and cancelled	(29,500)	(164)	-	-	-	(164)	-
Payout of fractional shares	-	-	-	-	(6)	(6)	-
Balance, December 31, 2004	9,854,067	$ 47,302	$ 7,681	$ (10)	$ 34,905	$ 89,878	$ 14,308
Net income	-	-	-	-	17,247	17,247	$ 17,247
Unrealized holding gains (losses) arising during period	-	-	-	(151)	-	(151)	(151)
Income tax impact on unrealized holding gains (losses)	-	-	-	60	-	60	60
5% stock dividend	494,203	13,071	-	-	(13,071)	-	-
Stock options exercised	51,355	282	-	-	-	282	-
Payout of fractional shares	-	-	-	-	(9)	(9)	-
Balance, December 31, 2005	10,399,625	$ 60,655	$ 7,681	$ (101)	$ 39,072	$ 107,307	$ 17,156

See accompanying notes.

NORTHERN EMPIRE BANCSHARES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 17,247	$ 14,320	$ 11,271
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	876	643	524
FHLB stock dividend	(439)	(317)	(165)
Amortization of discount or premium	(434)	-	-
Change in deferred income taxes	208	(197)	(476)
Provision for loan losses	2,250	1,550	900
Gain on sales of loans	(3,022)	(1,294)	(1,387)
Tax impact from stock options exercised	-	(872)	916
Changes in operating assets and liabilities:			
Net change in deferred loan fees and discounts	667	15	(626)
Change in interest receivable and other assets	(3,057)	(1,603)	(635)
Change in accrued interest payable and other liabilities	(2,308)	4,947	(120)
Net cash from operating activities	11,988	17,192	10,202
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of available-for-sale securities	-	631	13
Net increase in loans	(152,342)	(204,518)	(146,282)
Purchase of leasehold improvements and equipment, net	(1,460)	(1,766)	(750)
Redemption (purchase) of Federal Reserve Bank stock	88	(89)	-
Purchases of FHLB stock	(2,272)	(2,742)	(3,057)
Purchase of available-for-sale securities	(49,123)	(1,093)	-
Net cash from investing activities	(205,109)	(209,577)	(150,076)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	97,002	132,705	80,736
Net change in FHLB advances	38,466	72,701	64,435
Payout of fractional shares	(9)	(6)	(7)
Repurchase of common stock	-	(164)	-
Contributed capital	-	6,851	-
Proceeds from exercise of stock options	282	2,228	1,623
Net cash from financing activities	135,741	214,315	146,787
NET CHANGE IN CASH AND CASH EQUIVALENTS	(57,380)	21,930	6,913
CASH AND CASH EQUIVALENTS, beginning of year	116,504	94,574	87,661
CASH AND CASH EQUIVALENTS, end of year	$ 59,124	$ 116,504	$ 94,574
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 27,706	$ 14,754	$ 13,984
Income taxes	$ 15,320	$ 6,580	$ 7,438

See accompanying notes.

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations - Northern Empire Bancshares (the Company) is a bank holding company that conducts its business through its wholly-owned subsidiary, Sonoma National Bank (the Bank). The Bank is headquartered in Santa Rosa, California, and operates eleven branches in communities located in Sonoma, Marin and Contra Costa Counties in California. Its primary source of revenues is derived from providing commercial and real estate loans to predominantly small and middle-market businesses located in Northern California and Arizona. The Bank is a Preferred Lender under the Small Business Administration's (SBA) Loan Guarantee Program.

Principles of consolidation - All significant, intercompany transactions and accounts between Northern Empire Bancshares and its wholly-owned subsidiary, Sonoma National Bank, have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The most significant of these involve the Allowance for Loan Losses, as discussed below under "Allowance for Loan Losses". The amounts estimated could differ from actual results.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand, amounts due from banks and federal funds sold which are readily convertible to known amounts of cash and are generally 90 days or less from maturity, presenting insignificant risk of changes in value due to interest rate changes. Generally, federal funds are sold overnight. Substantially all cash and cash equivalents held in other financial institutions exceed existing deposit insurance coverage. The Company has not experienced any losses related to these balances and management believes the credit risk to be minimal.

Investment securities - Unrealized losses on individual available-for-sale securities that are deemed to be other than temporary are recorded in earnings as realized losses. There have been no investments that have been other than temporarily impaired during the last three years. The Bank classifies and accounts for debt and equity securities as follows:

Available-for-sale: Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments, are classified as available-for-sale. After amortization or accretion of any premiums or discounts, these assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of stockholders' equity.

Premises and equipment - Premises and equipment are stated at cost and depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets, which are three to seven years, or the term of the applicable lease. Depreciation and amortization expenses for the years ended December 31, 2005, 2004 and 2003, were $876,000, $643,000 and $524,000.

Advertising - Advertising costs are charged to expense during the year in which they are incurred.

Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). Under APB No. 25, compensation expense is the excess, if any, of the fair value of the Company's stock at a measurement date over the amount that must be paid to acquire the stock. SFAS No. 123 requires a fair value method to be used when determining compensation expense for stock options and similar equity instruments. SFAS No. 123 permits a company to continue to use APB No. 25 to account for stock-based compensation to employees, but pro forma disclosures of net income and earnings per share must be made as if SFAS No. 123 had been adopted in its entirety.

Stock options issued to non-employees are valued under the provisions of SFAS No. 123. The Company will adopt SFAS No. 123 (revised 2004), "Share-Based Payment" in the first quarter of fiscal 2006. See "Recent accounting pronouncements for further discussion of this new standard and the impact to the Company.

Had compensation cost for the Company's options been determined based on the methodology prescribed under SFAS No. 123, the Company's net income and income per share would have been as follows:

(dollars in thousands, except share data)	2005	2004	2003
Net income for the year	$ 17,247	$ 14,320	$ 11,271
Compensation expense, net of tax effect	382	1,347	698
Pro forma net income	$ 16,865	$ 12,973	$ 10,573
Earnings per share as reported	$ 1.66	$ 1.39	$ 1.16
Pro forma earnings per common share	$ 1.63	$ 1.26	$ 1.09
Earnings per share, assuming dilution as reported	$ 1.59	$ 1.23	$ 1.01
Pro forma earnings per common share, assuming dilution	$ 1.56	$ 1.12	$ 0.95

The fair value of each option is estimated on date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Dividends	0%	0%
Expected volatility	21.13%	26.82% - 38.21%
Risk-free interest rate	4.24%	2.57% - 4.31%
Expected life	10 years	3 - 10 years

Income taxes - The Company and the Bank file consolidated federal income tax returns and combined state tax returns for California and Arizona. Income taxes are recognized under the asset and liability method using enacted tax rates and are composed of taxes on financial accounting income that are adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Recent accounting pronouncements - In December 2004, the Financial Accounting Standards Board ("FASB") issued "Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period).

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The disclosure in the footnotes to the Company's consolidated financial statements under Stock-Based Compensation of pro forma net income and earnings per share as if the Company had recognized compensation cost for share-based payments under SFAS 123 for periods prior to fiscal 2006 is not necessarily indicative of the potential impact of recognizing compensation cost for share-based payments under SFAS 123 (R) in future periods. The Company estimates that the compensation expense related to stock options for 2006 will be $43,000. The potential impact of adopting SFAS 123 (R) on results of operations and earnings per share is dependent on several factors including the number of options granted in fiscal 2006, the fair value of those options which will be determined at the date of grant, the related income tax benefits recorded and the diluted shares outstanding. This estimate is based on certain assumptions and the actual results may differ.

Loans - Loans are stated at the principal amount outstanding, net of deferred fees (costs). The Bank's portfolio consists primarily of commercial and real estate loans generally collateralized by first and second deeds of trust on real estate, as well as business assets and personal property. Interest income is accrued daily on the outstanding loan balances using the simple interest method. Loans are generally placed on nonaccrual status when the borrowers are past due 90 days or when full payment of principal or interest is not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is reversed against interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The Bank charges loan origination and commitment fees. Loan origination fees are deferred and amortized to interest income using the interest method. Loan commitment fees are amortized to interest income over the commitment period. The Bank incurs loan costs when originating some loans. These costs are deferred and expensed over the life of the loan. The deferred costs and fees are reported net on the balance sheet.

Sales and servicing of Small Business Administration (SBA) loans - The Bank originates loans to customers under SBA's 7(a) and 504 programs. The 7(a) program generally provides for SBA guarantees of 75% to 85% of each loan and the Bank has the option to sell the guaranteed portion of each loan and retain the unguaranteed portion in its own portfolio. Under the 504 program the bank funds approximately 55% of the loan.

Periodically SBA 7(a) loans are sold in the secondary market. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. The Bank allocates the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method that approximates the interest method.

Servicing assets are recognized as separate assets when rights are acquired through sale of loans. The amount assigned to the right to service the loan is based on its fair value. Fair value is determined by a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimated future net servicing income, such as the cost to service, a discount rate, an earnings rate, ancillary income and prepayment speeds. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Management periodically evaluates the servicing assets for impairment and does not believe any impairment exists at December 31, 2005 and 2004.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Transfers of financial assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Allowance for loan losses - The allowance for loan losses is established as losses are estimated through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either: doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Earnings per share - Earnings per share (EPS) is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by adjusting the common shares outstanding for the assumed conversion of all potentially dilutive stock options under the treasury stock method. The computation of basic and dilutive earnings per share is retroactively adjusted for all periods presented to reflect the change in the capital structure resulting stock splits and stock dividends.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations dollars in thousands, except share date:

	Year Ended December 31,		
	2005	**2004**	**2003**
Basic:			
Net income	$ 17,247	$ 14,320	$ 11,271
Weighted average common shares outstanding	10,377,985	10,266,801	9,716,202
Earnings per common share	$ 1.66	$ 1.39	$ 1.16
Assuming dilution:			
Weighted average common shares outstanding	10,377,985	10,266,801	9,716,202
Stock options	450,894	1,334,970	1,399,812
Diluted weighted average common shares outstanding	10,828,879	11,601,771	11,116,014
Diluted earnings per common share	$ 1.59	$ 1.23	$ 1.01

Comprehensive income - Comprehensive income is composed of net income and changes in equity from non-stockholder sources. These non-stockholder sources are reported net of tax and include unrealized gains and losses on certain investments in debt and equity securities. Accumulated balances of these non-stockholder sources are reflected as a separate item in the equity section of the balance sheet.

Federal Home Loan Bank system - As a member of the Federal Home Loan Bank (FHLB), the Company is required to maintain an investment in the FHLB's capital stock. The investment is carried at cost. Interest rates on the advances from the FHLB currently range from 3.06% to 5.63% and mature through 2033. To collateralize these advances, the Bank has pledged loans to FHLB with outstanding principal balances of $526,535,000, which results in a borrowing capacity of $332,542,000.

Significant group concentration of credit risk - Most of the Company's activities are with customers located in Northern California and Arizona. Note 2 discusses the types of securities that the Company invests in. Note 3 discusses the types of lending the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Derivatives and hedging - The Bank's investment policy does not allow interest swaps, caps, collars, or hedging investments.

Off-balance sheet credit related financial instruments - In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Reclassifications - Certain reclassifications were made to prior year's presentations to conform to the current year.

NOTE 2 - INVESTMENT SECURITIES AVAILABLE FOR SALE

As required by law, investment securities with a par value of $1,000,000 were pledged to secure deposits and borrowings.

(dollars in thousands)	Cost	Less than 12 Months Gross Unrealized Losses	12 Months or Longer Gross Unrealized Losses	Estimated Market Value
At December 31, 2005:				
Maturing in 1 year or less:				
U.S. Government Agency Securities	$ 49,557	$ (144)	$ -	$ 49,413
Maturing in 1 to 5 years:				
U.S. Government Agency Securities	1,000	-	(25)	975
Other Security	100	-	-	100
Total Investment Securities - December 31, 2005	$ 50,657	$ (144)	$ (25)	$ 50,488
At December 31, 2004:				
Maturing in 1 to 5 years:				
U.S. Government Agency Securities	$ 1,000	$ (18)	$ -	$ 982
Other Security	100	-	-	100
Total Investment Securities - December 31, 2004	$ 1,100	$ (18)	$ -	$ 1,082

Substantially all of the securities set forth in the table above are investment-grade debt securities which have experienced a decline in fair value due to changes in market rates, not in estimated cash flows. One security as of December 31 2005 had unrealized losses for more than twelve consecutive months. Since the Company has the intent and ability to retain its investment in these securities for a period of time to allow for any anticipated recovery in market value, no other than temporary impairment is recorded on the securities at December 31, 2005.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank's lending activities are concentrated primarily in Northern California and in Arizona.

(dollars in thousands)	2005	2004
Real estate loans - mortgage	$ 825,151	$ 663,620
Real estate loans - construction	37,219	41,145
Commercial loans	234,841	236,718
Consumer installment loans including overdrafts	5,831	6,193
	1,103,042	947,676
Deferred loan fees and discounts	(1,521)	(853)
Allowance for loan losses	(10,749)	(8,719)
	$ 1,090,772	$ 938,104

A summary of activity in the allowance for loan losses is as follows:

(dollars in thousands)	2005	2004	2003
Balance, beginning of year	$ 8,719	$ 7,299	$ 6,389
Reclassification to other liabilities	(220)	-	-
Provision for loan losses	2,250	1,550	900
Recoveries of previously charged-off loans	-	5	10
Loans charged-off	-	(135)	-
	$ 10,749	$ 8,719	$ 7,299

At December 31, 2005, there was one impaired loan totaling $618,000 in nonaccrual status, and there were two impaired loans totaling $312,000 in nonaccrual status at December 31, 2004. The average recorded investment in impaired loans was $994,000, $511,000 and $1,152,000 for the years ended December 31, 2005, 2004 and 2003. Interest foregone on these loans totaled $10,000, $18,000 and $154,000, respectively. Interest income recognized on impaired loans was $41,000, $11,000 and $5,000 for the years ended December 31, 2005, 2004 and 2003, respectively. That portion of the allowance for loan losses associated with these nonaccrual loans was $8,000 and $46,000, at December 31, 2005 and 2004, respectively. At December 31, 2005 there were no loans past due 90 days and still accruing interest, compared to one loan of $777,000 past due 90 days and still accruing interest at December 31, 2004.

The Bank's focus is commercial real estate lending in Northern California and Arizona. The loan portfolio is diversified by property type and there are no industry or borrower group concentrations at December 31, 2005 and 2004. Commercial real estate loans generally have 15 year maturities with 30 year or 40 year (for stronger loans) amortization schedules.

The Bank has the option to sell to outside investors the guaranteed portion of SBA loans while retaining the unguaranteed portion in its loan portfolio. The SBA guarantee is transferred to the buyer and the Bank retains the loan's servicing function. Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of SBA loans serviced for others were $69,127,000 and $52,469,000 guaranteed by the SBA at December 31, 2005 and 2004, of which the Bank's retained interests in those loans ranged from 10% to 54%. The balance of capitalized servicing rights included in other assets at December 31, 2005 and 2004, was $2,125,000 and $1,406,000. The fair value of these rights was determined using discount rates of 6.25% to 6.50% in 2005 and 6.0% to 6.5% in 2004, and prepayment speeds ranging from 6% to 15% depending upon the stratification of the specific right. The amortized servicing rights for the years ended December 31, 2005, 2004 and 2003, totaled $622,000, $380,000 and $159,000. Losses on these loans are shared between the Bank and the SBA on a pro rata basis. SBA guaranteed loans that could be sold in the future totaled $135,652,000 at December 31, 2005.

The Bank serviced non-SBA loans for others totaling $17,724,000 and $20,769,000 in unpaid principal balances at December 31, 2005 and 2004. These loans are not included in the accompanying consolidated balance sheet, and there are no servicing assets associated with these loans as servicing fees approximate servicing costs.

NOTE 4 - PREMISES AND EQUIPMENT

(dollars in thousands)	2005	2004
Leasehold improvements	$ 2,987	$ 2,080
Furniture and equipment	4,810	4,524
	7,797	6,604
Less accumulated depreciation and amortization	4,505	3,895
	$ 3,292	$ 2,709

NOTE 5 - DEPOSITS

Certificates of deposit, with balances of $100,000 or more, totaled $278,681,000 and $228,838,000 at December 31, 2005 and 2004. Deposits in thousands of dollars consist of the following:

(dollars in thousands)	2005	2004
Noninterest-bearing	$ 80,808	$ 72,156
Interest-bearing:		
Money market	121,407	115,505
Savings	57,927	55,361
Demand	35,154	40,093
Certificates of deposit	592,731	507,910
	$ 888,027	$ 791,025

Certificates of deposit are scheduled to mature as follows:
(dollars in thousands)

Year Ending December 31,	
2006	$ 577,701
2007	14,820
2008	38
2009	-
2010	124
Thereafter	48
	$ 592,731

NOTE 6 - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

Contractual maturities and balances outstanding of FHLB advances are reflected in the following schedules. Advances from the FHLB are collateralized by qualifying first mortgage loans and government agency securities. FHLB advances at variable rates were $203,500,000 and $165,000,000, in 2005 and 2004, respectively.

(dollars in thousands)

	2005		2004	
Maturities	Amount	Interest Rates	Amount	Interest Rates
Within one year	$ 228,500	3.06 - 4.41%	$ 165,000	2.31 - 2.43%
Two years	-	0.00%	25,000	3.06%
Five years	1,686	5.56 - 5.63%	1,717	5.56 - 5.63%
Over five years	193	4.67%	195	4.67%
	$ 230,379		$ 191,912	

	2005	2004
Maximum balance outstanding at any month end	$ 245,402	$ 191,912
Average outstanding balance	212,975	147,197
Weighted average interest rate	3.34%	1.56%

NOTE 7 - INCOME TAXES

The components of the provision for federal and state income taxes are as follows:

(dollars in thousands)

	2005	2004	2003
Provision for income taxes			
Federal	$ 9,152	$ 8,772	$ 5,186
State	2,713	2,626	1,740
	11,865	11,398	6,926
Change in deferred income taxes	208	(197)	(476)
Change in tax method for deferred fees	-	(861)	-
Tax impact from options exercised	-	(872)	916
	$ 12,073	$ 9,468	$ 7,366

A reconciliation of the statutory tax rates to the effective tax rates is as follows:

	2005	2004	2003
Federal income tax at statutory rate	35.0 %	35.0 %	34.4 %
State taxes, net of federal income tax benefit	6.6	6.6	6.1
Other, net	(0.4)	(1.8)	(1.0)
	41.2 %	39.8 %	39.5 %

The components of net deferred tax assets (liabilities) in thousands of dollars are as follows:

	2005	2004
Loan loss reserves	$ 4,980	$ 3,626
State taxes	990	728
Deferred fees	(1,844)	(861)
Deferred compensation	833	708
FHLB Stock Dividends	(567)	-
Deferred taxes available for sale securities	69	8
All others	(334)	66
	$ 4,127	$ 4,275

NOTE 8 - STOCK OPTIONS

The Company's stock option plan provides for granting of nonqualified and qualified incentive stock options to directors, officers and employees to purchase shares of the Company's stock. The option plan provides that shares may be purchased upon exercise of options at a price not less than the fair-market value on the date the option was granted. Options vest immediately up to a maximum of five years and expire not more than ten years from the date of grant. In accordance with the Plan, the number of shares subject to outstanding options is adjusted to prevent the dilutive effect of stock dividends and the two for one stock split during 2003. The exercise price is reduced accordingly. The Company granted stock options for 37,000 shares and 182,000 shares during the year ended December 31, 2005 and 2004.

In 2004 the Board of Directors reviewed the status of option grants for non-officer directors. While the Board believes these grants served their purpose of aligning the directors' interest with those of the Company's other shareholders, the strong performance of the Company's stock since 2001 (the last time options were granted to directors) resulted in options having a higher dilutive impact than originally anticipated. Accordingly, on November 5, 2004, each non-officer director canceled their outstanding options totaling 1,371,624 and non-officer directors who exercised options earlier in 2004 either rescinded the exercise or contributed additional capital by paying the difference, between market price at the time options were exercised and the exercise price. A former director also participated in this action by paying the difference between market price at the time the options were exercised and the exercise price. The effect of these actions was to (1) reduce the number of fully diluted shares of the Company and (2) increase shareholders' equity by $6.0 million (net of tax impact) as a result of the payment of the market price differential net of the repayment for shares returned to the Company.

The following tables summarize the number of options granted and exercisable and the weighted average exercise prices and remaining contractual lives of the options:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	742,891	$ 10.60	2,213,202	$ 6.57	1,193,237	$ 13.79
Granted	37,000	$ 26.65	182,000	$ 22.26	-	$ -
Options granted attributable to the stock dividend	35,285	$ 10.35	94,671	$ 6.53	59,580	$ 13.13
Options granted attributable to the stock split	-	-	-	-	1,224,493	$ 6.55
Options canceled by outside directors	-	$ -	(1,371,624)	$ 6.19	-	
Forfeited	(255)	$ 7.79	-		(16,186)	$ 8.97
Exercised	(51,355)	$ 5.49	(375,358)	$ 5.94	(247,922)	$ 6.54
Outstanding at end of year	763,566	$ 11.24	742,891	$ 10.60	2,213,202	$ 6.57

The weighted average fair value of options (using the Black-Scholes model) granted during 2005 was $11.39.

Options Outstanding at December 31, 2005	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Options Exercisable at December 31, 2005	Weighted-Average Exercise Price
190,440	$ 5.22	2.6	190,440	$ 5.22
89,274	4.97	2.8	89,274	4.97
25,518	6.49	4.8	25,518	6.49
194,353	7.79	5.1	155,482	7.79
34,728	12.20	6.5	20,837	12.20
168,000	21.24	9.0	168,000	21.24
24,253	19.95	8.3	8,084	19.95
37,000	26.65	9.6	-	N/A
763,566	$ 11.24		657,635	$ 10.34

NOTE 9 - DEFERRED COMPENSATION

The Bank has deferred compensation agreements with two key officers and deferred fee agreements with three Board members. The deferred compensation agreements for officers require the Bank to provide annual benefits up to $100,000 for a period of 15 to 20 years after the employee's death, disability or retirement. The estimated present value of future benefits to be paid to officers is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. As of December 31, 2005, the deferred fee agreements with directors would provide annual benefits ranging from $8,000 to $16,000 for some Board members for 15 years after retirement or disability. The total of deferred director fees plus accrued interest will be distributed over the 15 year period. The expense incurred for the years ended December 31, 2005, 2004 and 2003 totaled $135,000, $251,000 and $326,000. The Company is the beneficiary on life insurance policies that have been purchased as a method of financing the benefits under the agreements. At December 31, 2005 and 2004, the cash surrender value of these policies for officers and directors, which is included on the balance sheet in other assets, was $2,783,000 and $2,663,000, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan covering substantially all employees of the Company and the Bank. Employees who elect to participate are able to defer up to 15% of their annual salary, subject to limitations imposed by federal tax law. The Company makes matching contributions equal to 100% of each participant's elective deferral, up to a maximum of $1,200 per employee. Contributions by the Company for the years ended December 31, 2005, 2004 and 2003, were $137,000, $117,000 and $96,000.

NOTE 11 - RELATED-PARTY TRANSACTIONS

The Company had an operating lease with a major stockholder of the Company for office facilities. The lease expired in August 2004. Rental payments under this lease were $108,000 and $185,000 for the years ended December 31, 2004 and 2003.

The Company has, and expects to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their associates.

An analysis of the loans to directors and executive officers follows:

(dollars in thousands)	2005	2004
Balance, beginning of year	$ 8,559	$ 7,277
Additions	23,728	20,364
Principal reductions	(20,144)	(19,082)
Balance, end of year	$ 12,143	$ 8,559

During 2004, the Bank implemented a program to assist employees in financing their primary residences, as of December 31, 2005 the program had $9,503,000 in these loans, at interest rates from 3.88% to 4.50%.

Deposits held by directors and officers totaled $23,939,000 and $15,961,000 at the years ending December 31, 2005 and 2004.

A firm, of which a director is a partner, has acted as leasing agent for leased premises of the Bank. Real estate commissions or referral fees, that were paid by the lessors totaled $8,000 during 2005 and $32,000 in 2004. During 2005 the firm acted as a contractor for leasehold improvements of the Bank which totaled $266,000. In 2004, the firm also acted as a contractor for leasehold improvements of the Bank which totaled $420,000, of which $245,000 was paid by the lessor.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's daily demand deposit balances. Required deposits held with the Federal Reserve at December 31, 2005 and 2004, were $8,957,000 and $7,065,000.

The Company and the Bank have entered into operating leases for branches and office facilities that expire through June 2024. The majority of the lease agreements have options to extend the lease terms. Total rental expense for the years ended December 31, 2005, 2004 and 2003 was $1,492,000, $1,101,000 and $916,000, respectively.

Future minimum non-cancelable lease payments are as follows:
(dollars in thousands)

Year Ending December 31,		
2006	$	1,490
2007		1,408
2008		1,369
2009		1,355
2010		1,063
Thereafter		4,541
	$	11,226

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the following table.

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2005:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 118,224	12.2%	$ 77,673	8.0%	$ 97,092	10.0%
Bank	$ 107,298	11.1%	$ 77,669	8.0%	$ 97,086	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 107,196	11.0%	$ 38,837	4.0%	$ 58,255	6.0%
Bank	$ 96,270	9.9%	$ 38,835	4.0%	$ 58,252	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 107,196	8.8%	$ 36,366	3.0%	$ 60,611	5.0%
Bank	$ 96,270	7.9%	$ 36,365	3.0%	$ 60,608	5.0%
At December 31, 2004:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 98,466	12.1%	$ 64,926	8.0%	$ 81,158	10.0%
Bank	$ 87,719	10.8%	$ 64,922	8.0%	$ 81,152	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 89,747	11.1%	$ 32,463	4.0%	$ 48,695	6.0%
Bank	$ 79,000	9.7%	$ 32,461	4.0%	$ 48,691	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 89,747	8.6%	$ 31,215	3.0%	$ 52,026	5.0%
Bank	$ 79,000	7.6%	$ 31,214	3.0%	$ 52,023	5.0%

Payment of dividends by the Bank is limited under regulation. The amount that can be paid in any calendar year without prior approval of the Office of the Comptroller of the Currency cannot exceed the lesser of net profits (as defined) for that year, plus the net profits for the preceding two calendar years, or retained earnings.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Additionally, the Bank has not disclosed highly subjective values of other non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the full underlying value of the Company. The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and cash equivalents - The carrying value of cash and cash equivalents approximates fair value due to the relatively short-term nature of these instruments.

Investment securities - The fair value of investment securities is based on quoted market prices. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments. Included in investment securities are Federal Home Loan Bank and Federal Reserve Bank stock, which are carried at cost. The carrying amount is a reasonable estimate of fair market value.

Loans - In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality and repricing characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. Discount rates used in these analyses are generally based on origination rates for similar loans of comparable credit quality. Maturity estimates of installment loans are based on historical experience with prepayments.

Deposits - The fair values for deposits subject to immediate withdrawal, such as interest and noninterest bearing and savings deposit accounts, are equal to the amount payable on demand at the reporting date (*i.e.*, their carrying amount on the balance sheet). Fair values for fixed-rate certificates of deposits are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

FHLB Advances - The fair value is determined by discounting future cash flows using rates currently available for debt with similar terms and remaining maturities.

Off-balance sheet instruments - The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter-parties.

(dollars in thousands)	December 31, 2005 Carrying Amount	December 31, 2005 Fair Value	December 31, 2004 Carrying Amount	December 31, 2004 Fair Value
Financial assets:				
Cash and cash equivalents	$ 59,124	$ 59,124	$ 116,504	$ 116,504
Investment securities	62,385	62,385	10,356	10,356
Loans, net	1,090,772	1,110,882	938,104	941,567
	$ 1,212,281	$ 1,232,391	$ 1,064,964	$ 1,068,427
Financial liabilities:				
Deposits	$ 888,027	$ 888,166	$ 791,025	$ 791,944
FHLB advances	230,379	229,973	191,913	191,536
	$ 1,118,406	$ 1,118,139	$ 982,938	$ 983,480
Off-balance sheet financial instruments:				
Commitments to extend credit	$ -	$ 89,119	$ -	$ 70,064

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. To date, these financial instruments include commitments to extend credit and standby letters of credit that involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis and generally requires collateral or other security to support commitments to extend credit.

Standby letters of credit are performance assurances made on behalf of customers who have a contractual obligation to produce or deliver goods or services or otherwise perform. Credit risk in these transactions arises from the possibility that a customer may not be able to repay the Bank if the letter of credit is drawn upon. As with commitments to extend credit, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counter-party.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are either secured or unsecured and usually contain a specified maturity date and may or may not be drawn upon to the total extent to which the Company is committed.

At December 31, 2005 and 2004, loan commitments totaled $79,291,000 and $69,431,000 and standby letters of credit totaled $433,000 and $633,000.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed balance sheet of Northern Empire Bancshares (parent company only) as of December 31, 2005 and 2004, and statements of income and cash flows for each of the three years ended December 31, 2005, are as follows:

BALANCE SHEETS
(dollars in thousands, except share amount)

	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	$ 10,902	$ 10,698
Investment in Sonoma National Bank	96,382	79,131
Other assets	51	51
Total assets	$ 107,335	$ 89,880
Liabilities and Stockholders' Equity		
Other liabilities	$ 28	$ 2
Preferred stock, no par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value; 40,000,000 shares authorized; 10,399,625 and 9,854,067 shares issued and outstanding in 2005 and 2004	60,655	47,302
Additional paid-in-capital	7,681	7,681
Accumulated other comprehensive income (loss)	(101)	(10)
Retained earnings	39,072	34,905
Total stockholders' equity	107,307	89,878
Total liabilities and stockholders' equity	$ 107,335	$ 89,880

STATEMENTS OF INCOME
(dollars in thousands)

	Years Ended December 31, 2005	2004	2003
Interest and other income	$ 203	$ 52	$ 6
Administrative expenses	(296)	(153)	(47)
Income tax expense	(1)	(1)	(1)
Equity in undistributed earnings of Sonoma National Bank	17,341	14,422	11,313
Net income	$ 17,247	$ 14,320	$ 11,271

STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31, 2005	2004	2003
Cash flows from operating activities:			
Net income	$ 17,247	$ 14,320	$ 11,271
Adjustments to reconcile net income to net cash from operating activities:			
Changes in other assets	-	-	3
Change in other liabilities	25	(7)	9
Equity in undistributed earnings	(17,341)	(14,422)	(11,313)
Net cash from operating activities	(69)	(109)	(30)
Cash flows from financing activities:			
Payout of fractional shares	(9)	(6)	(7)
Repurchase of common stock	-	(164)	-
Contributed capital	-	6,851	-
Proceeds from exercise of stock options	282	2,228	1,623
Net cash from financing activities	273	8,909	1,616
Net change in cash and cash equivalents	204	8,800	1,586
Cash and cash equivalents, beginning of year	10,698	1,898	312
Cash and cash equivalents, end of year	$ 10,902	$ 10,698	$ 1,898

NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Dollars in thousands, except per share data

	2005 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 16,655	$ 18,150	$ 19,296	$ 20,237
Net interest income	11,184	11,273	11,524	11,711
Provision for loan losses	525	525	600	600
Noninterest income	843	1,188	1,166	1,195
Noninterest expense	4,386	4,996	4,702	4,430
Income before taxes	7,116	6,940	7,388	7,876
Net income	4,200	4,076	4,362	4,609
Earnings per common share as reported (1)	0.41	0.39	0.42	0.44
Earnings per common share, assuming diltuion (1)	0.39	0.38	0.40	0.42

	2004 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 12,291	$ 13,167	$ 13,904	$ 15,040
Net interest income	8,958	9,692	9,980	10,486
Provision for loan losses	225	325	475	525
Noninterest income	975	607	965	315
Noninterest expense	3,751	3,740	4,356	4,793
Income before taxes	5,957	6,234	6,114	5,483
Net income	3,581	3,649	3,611	3,479
Earnings per common share as reported (1)	0.36	0.35	0.35	0.33
Earnings per common share, assuming dilution (1)	0.31	0.31	0.30	0.31

(1) All earnings per share data have been restated to give effect of the Company's 5% stock dividend in 2005 and 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northern Empire Bancshares

We have audited the accompanying consolidated balance sheets of Northern Empire Bancshares and Subsidiary (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years in the period ended December 31, 2005. We have also audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Northern Empire Bancshares and Subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Northern Empire Bancshares' management is responsible for these financial statements, maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Empire Bancshares and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion management's assessment that Northern Empire Bancshares And Subsidiary maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, Northern Empire Bancshares and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Moss Adams LLP

Santa Rosa, California
March 14, 2006

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities and Exchange Commission Rule 13a-15(f) under the Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits and other management testing.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our chief executive officer and chief accounting officer, performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, using the criteria described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Deborah A. Meekins
President and CEO

Jane M. Baker
Chief Accounting Officer

Our Board of DIRECTORS



Sonoma National Bank Executive Officers and Directors

Deborah A. Meekins
President and
Chief Executive Officer, Director

David F. Titus
Executive Vice President,
Chief Lending Officer, Director

James B. Keegan, Jr.
Director, Chairman of the Board

Dennis R. Hunter
Director,
Vice Chairman of the Board

Clement C. Carinalli
Director

Patrick R. Gallaher
Director

William E. Geary
Director

Michael J. Wright
Director

Kevin A. Carinalli
Director

Larry Sorensen
Executive Vice President,
Corporate Development

Jane M. Baker
Senior Vice President,
Chief Financial Officer

Joann Barton
Senior Vice President,
Chief Administrative Officer

Northern Empire Bancshares Directors and Executive Officers

Dennis R. Hunter
Founding Director,
Chairman of the Board

James B. Keegan, Jr.
Founding Director,
Vice Chairman of the Board

Clement C. Carinalli
Founding Director

William E. Geary
Founding Director

Patrick R. Gallaher
Director,
Secretary/Treasurer

Deborah A. Meekins
President and
Chief Executive Officer

Larry Sorensen
Chief Financial Officer

Jane M. Baker
Chief Accounting Officer



Branch LOCATIONS

Main Branch
801 Fourth Street
Santa Rosa, CA 95404
707.579.2265

Concord Branch
1000 Grant Street
Concord, CA 94520
925.521.9922

Oakmont Branch
6541 Oakmont Drive
Santa Rosa, CA 95409
707.538.9370

Petaluma East Branch
701-B Sonoma Mountain Pkwy.
Petaluma, CA 94954
707.781.2265

Petaluma West Branch
201 Western Avenue
Petaluma, CA 94952
707.763.4555

San Rafael Branch
1117 Fourth Street
San Rafael, CA 94901
415.457.9100

Sebastopol Branch
201 North Main Street
Sebastopol, CA 95472
707.827.2265

Sonoma Branch
135 W. Napa St., Suite 101
Sonoma, CA 95476
707.935.7800

Walnut Creek Branch
1800 North Broadway
Walnut Creek, CA 94596
925.939.2265

West College Branch
1211-A West College Avenue
Santa Rosa, CA 95401
707.566.3800

Windsor Branch
9078 Brooks Road South
Windsor, CA 95492
707.837.9100

Opening in May, 2006:

Healdsburg Branch
1115 Vine Street
Healdsburg, CA 95448

Northern Empire Bancshares

Supplemental Financial Information to the

2005 Annual Report to Shareholders

Northern Empire Bancshares
Selected Financial Data

(Dollars in thousands)	2005	2004	2003	2002	2001
Year ended December 31:					
Interest income	$ 74,338	$ 54,402	$ 44,732	$ 41,456	$ 44,345
Interest expense	28,646	15,286	13,924	15,841	20,803
Net interest income	45,692	39,116	30,808	25,615	23,542
Provision for loan losses	2,250	1,550	900	840	960
Gain on sale of SBA loans	3,022	1,294	1,387	1,015	545
Other non-interest income	1,370	1,568	1,507	1,319	1,132
Non-interest expense	18,514	16,640	14,165	11,678	10,521
Income before income taxes	29,320	23,788	18,637	15,431	13,738
Provision for income taxes	12,073	9,468	7,366	6,096	5,651
Net Income	17,247	14,320	11,271	9,335	8,087
Earnings per share:					
Basic*	$ 1.66	$ 1.39	$ 1.16	$ 0.97	$ 0.84
Diluted*	$ 1.59	$ 1.23	$ 1.01	$ 0.85	$ 0.77
Per Share:					
Cash Dividends paid	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Book value at December 31*	$ 10.32	$ 8.69	$ 6.78	$ 5.55	$ 4.82
Average common shares outstanding*	10,377,985	10,266,801	9,716,202	9,667,347	9,642,500
Average diluted common shares outstanding*	10,828,879	11,601,771	11,116,014	10,985,028	10,506,420
Shares outstanding at December 31 (Actual)*	10,399,625	10,346,770	9,965,994	9,679,861	9,199,097
At December 31:					
Loans, net	1,090,772	938,104	733,857	586,461	466,529
Total assets	1,231,734	1,080,924	848,226	689,380	561,004
Total deposits	888,027	791,025	658,320	577,585	502,137
FHLB advances	230,379	191,912	119,211	54,776	11,802
Shareholders' equity	107,307	89,878	67,533	53,738	44,297

* Prior years have been adjusted for stock split and stock dividends issued.

Financial Ratios:	2005	2004	2003	2002	2001
For the year:					
Return on average assets	1.47%	1.49%	1.52%	1.50%	1.54%
Return on average equity	17.33%	18.16%	18.80%	18.86%	19.83%
Net interest margin	3.99%	4.20%	4.25%	4.23%	4.61%
Net loan losses to average loans	0.00%	0.02%	0.00%	0.01%	0.01%
Efficiency ratio (1)	36.96%	39.64%	42.03%	41.78%	41.72%
At December 31:					
Equity to assets	8.71%	8.31%	7.80%	7.80%	7.90%
Total capital to risk adjusted assets	12.18%	12.13%	11.74%	11.56%	12.14%
Nonperforming assets to total loans & OREO	.05%	0.11%	0.17%	0.51%	0.45%
Nonperforming assets to total assets	.05%	0.10%	0.15%	0.44%	0.38%
Allowance for loan losses to total loans	0.97%	0.92%	0.98%	1.07%	1.18%
Allowance for loan losses to non-performing assets	1,739.3%	700.5%	572.9%	210.5%	260.48%

(1) Efficiency ratio is the percentage of noninterest expenses to the sum of net interest income plus noninterest income.

Per share book value and shareholders equity increased significantly during 2004 due to a nonrecurring event concerning outside director stock options. In 2004 the Board of Directors reviewed the status of option grants for non-officer directors. While the Board believed these grants had served their purpose of aligning the directors' interests with those of the Company's other shareholders, the strong performance of the Company's stock since 2001 (the last time options were granted to directors) resulted in options having a higher dilutive impact than originally anticipated. As of November 5, 2004, each non-officer director canceled their outstanding options totaling 1,371,624 and non-officer directors who exercised options earlier in 2004 either rescinded the exercise or contributed additional capital by paying the difference between the market price at the time the options were exercised and the exercise price. The Board unanimously decided that this action would benefit all shareholders and would best position the Company to take advantage of the opportunities that lie ahead. Although he is no longer a board member, William Gallaher, who resigned as a director on October 13, 2003, also participated in this action by paying the difference between the market price at the time the options were exercised and the option price. The effect of these actions was to (1) reduce the number of fully diluted shares of the Company used to calculate diluted earnings per share and (2) increase our shareholders' equity by $6.0 million ($6.9 million in cash payments less the tax impact of $872,000) as the result of the payment of the market price differential net of the repayment for shares returned to the Company and the tax impact.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

The following analysis of the Company's financial condition and results of operations should be read in conjunction with the financial statements and related notes include elsewhere in this Annual Report on Form 10-K.

The primary source of the Bank's income is the difference between (1) the interest earned on its loan and investment portfolios, interest bearing deposits with other banks, and federal funds sold, and (2) the interest paid on deposits and other borrowed funds, including FHLB advances. This difference is referred to as net interest income, and it is one of the primary factors that affect the Corporation's profitability. Interest income earned on loans, which includes loan fee income, is primarily a function of the amount of loans outstanding and the rates prevailing on these loans. See, "Loan Portfolio". Interest paid on deposits depends on the composition of the deposit base and the rates paid to attract deposits. See, "Deposits." Interest paid on borrowed funds depends on the terms and conditions of the outstanding advances. See "Federal Home Loan Bank Advances."

The Corporation's sole subsidiary is the Bank, and its primary activities are the commercial banking activities engaged in through the Bank. The following discussion of financial condition as of December 31, 2005 and 2004 and results of operations for the years ended December 31, 2005, 2004 and 2003 focuses primarily on the Bank.

During 2005, total consolidated assets grew 14.0% to $1,231,734,000 at December 31, 2005. Total consolidated assets grew 27.4% during 2004 to $1,080,924,000 at December 31, 2004. Growth during 2005 resulted from continued strong loan demand. Total gross loans grew 16.3% to $1,103,042,000 at December 31, 2005 from $947,646,000 at December 31, 2004, as compared to growth of 27.7% during 2004 to $947,676,000 from $741,156,000 at December 31, 2003. During the year the Bank continued to offer loan products to better serve the market, maintained a seasoned group of loan officers with substantial connections within their community, had an expanded broker network, and had a higher lending limit, which all contributed to the loan growth. See "Loan Portfolio."

Total deposits increased 12.3% to $888,027,000 when comparing December 31, 2005 to December 31, 2004. For the year ended December 31, 2004, total deposits increased 20.2% to $791,025,000.

Federal Home Loan Bank ("FHLB") advances increased 20.1% to $230,379,000 at December 31, 2005 from $191,912,000 at December 31, 2004, an increase of 61.0% from $119,211,000 at December 31, 2003. Deposits and FHLB advances increased to fund loan growth, and FHLB advances were obtained at a lower cost than term deposits. See "Deposits", "Mix of Deposits and Other Funding Sources" and "FHLB Advances."

The Corporation's consolidated net income for the year ended December 31, 2005 was $17,247,000 as compared to $14,320,000 for the year ended December 31, 2004, an increase of 20.4%. The Corporation's consolidated net income for the year ended December 31, 2004, increased 27.1% over the year ended December 31, 2003.

Net interest income before provision for loan losses increased $6,576,000 or 16.8%, when comparing the year of 2005 to 2004. This increase results from the growth in the volume of loans on which the Bank earns interest less the cost of advances from FHLB and costs of term deposits. The interest margin for 2005 equaled 3.99% compared to 4.20% in 2004 and 4.25% in 2003. See, "Net Interest Income."

The provision for loan losses of $2,250,000 in 2005 compared to $1,550,000 in 2004. See, "Allowance for Loan Losses." Non-interest income increased $1,530,000 primarily due to the increased volume of SBA loan sales. See, "Non-Interest Income." Operating expenses increased by $1,874,000 primarily due to growth of the Bank. During 2005, the Bank opened three additional branches in Sonoma and Contra Costa Counties.

When comparing 2005 to 2004, gain on sale of the guaranteed portion of SBA loans increased $1,728,000 from $1,294,000 in 2004 to $3,022,000 in 2005. The increase during 2005 was due to an increased volume of loan sales of $29.4 million in 2005 compared to $11.3 million in 2004. During 2004 gain on sale of the guaranteed portion of SBA loans decreased to $1,294,000 from $1,387,000 in 2003. The decline in income was due to the lower volume of loan sales of $11.3 million in 2004 compared to $14.1 million in 2003.

When comparing 2004 to 2003 the provision for loan losses was increased to $1,550,000 in 2004 from $900,000 in 2003 and other income decreased $32,000 to $2,862,000 in 2004 from $2,894,000 in 2003. Operating expenses increased $2,475,000 during 2004 primarily due to growth of the Bank. It was the first full year of operation of the Bank's new branch office in San Rafael, California and there were increased costs due to the consolidation of the Loan Department and certain administrative functions into a larger office facility and the expansion of the existing operations center.

Economic conditions and competition have an impact on the mix of loans and deposits. See "Results of Operations".

See Part I, Item 1A, "Risk Factors" of this report for important information regarding forward-looking statements made in this report and risk and uncertainties that the Company faces.

Critical Accounting Policies

The Corporation and Bank's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. Accounting policies are described in detail in Note 1 of the Notes to Consolidated Financial Statements presented in Item 8. One policy, Allowance for Loan Losses, has been identified as being critical because it requires management to make difficult and subjective judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts might be reported under different conditions or using different assumptions. This policy is reviewed by the Loan Committee and approved by the Board of Directors.

The Allowance for Loan Losses represents management's estimate of probable losses inherent in the loan portfolio at the balance sheet date. The allowance for loan losses is reviewed monthly by the Bank's Board of Directors and is based on allocations for each loan category (e.g. Real Estate,

Commercial), plus an allocation for any outstanding loans which have been classified and are on the "Watch List." Each loan that has been classified is individually analyzed for the risk involved and an allowance (a reserve in dollars) provided according to the amount of risk assessment. In addition to the allocated component there is an unallocated component. The unallocated component incorporates management's judgment of the inherent risks in the portfolio based on: historical loan loss experience, loan concentrations, evaluations made by regulatory agencies and other consultants, and assessment of economic conditions. The allocated and unallocated components represent the total allowance for loan losses which management believes is adequate to cover losses inherent in the loan portfolio.

Changes in the estimate related to the allowance for loan losses can materially affect net income. The process of determining the allowance requires us to make assumptions regarding the inherent losses which are highly uncertain, requires a high degree of judgment, and is impacted by regional, national and global economic trends. Different assumptions regarding possible future economic conditions could have been used and may have had a material impact on the provision for loan losses and on the consolidated results of operations.

Results of Operations

The Company's net interest margin (interest income less interest expense divided by average interest earning assets) equaled 3.99% in 2005 compared to 4.20% in 2004 and 4.25% in 2003. Several factors impact the Bank's net interest margin. These include changes in market interest rates, rates paid on FHLB advances, the level of loans relative to deposits, the mix of loans and earning assets, non-accrual loan balances, the mix of deposits and other funding sources, customer preferences and competitor pricing.

For the year ended December 31, 2005, net interest income before the provision for loan losses totaled $45,692,000 as compared to $39,116,000 for the year ended December 31, 2004, representing an increase of 16.8%. The majority of this increase resulted from growth in the loan portfolio, largely as a result of the increase in real estate loans. See, "Loan Portfolio." During 2004, net interest income before the provision for loan losses totaled $39,116,000 as compared to $30,808,000 in 2003 representing an increase of 27.0%. The majority of this increase also resulted from growth in the loan portfolio.

- Changes in Market Interest Rates

Changes in economic conditions and the actions of the Federal Reserve Board to increase or decrease the Fed Funds and Discount rates have a direct impact on the Bank's net interest margin since loan indices used in the Bank's lending product family (the Prime rate, which is the leading interest rate changed by banks, or COFI, the 11th District Cost of Funds, the slowest moving and most stable of the adjustable rate indexes, etc.) generally move in response to Federal Reserve Board actions. *During 2005 the Prime rate increased by 200 basis points to 7.25% by year end.* At December 31, 2004, the Prime rate equaled 5.25%, an increase of 125 basis points from its low of 4.00% earlier that year. During 2003 the Prime rate equaled 4.25% until June when it declined to 4.00%. There are no assurances that earnings will not be adversely impacted by future actions of the Federal Reserve Board and changes in market interest rates.

Since not all loans, investments, deposits or other borrowings reprice immediately, the full impact of market-interest rate changes on the Bank's earnings are not realized immediately. The majority of the Bank's SBA loans is tied to the Prime rate and reprice on a calendar quarter basis. The Bank also has adjustable rate loans, mainly commercial real estate loans, which are tied to a variety of loan indices including the Prime rate, COFI, London Interbank Offered Rate (LIBOR), the six-month constant maturity Treasury (CMT) and the five-year CMT. Each of these indices react to changes in market interest rates at different speeds and magnitudes. The Bank also has a fixed rate loan portfolio, the yield on which does not vary with changes in market interest rates.

Market rates also impact the Bank's ability to attract deposits and grow the loan portfolio. In a rising rate environment, it is necessary to remain competitively priced in order to retain existing and acquire new deposit balances. Changing market interest rates also impact borrower behavior. In 2005 the Bank continued to experience a steady rate of loan payoffs as borrowers have refinanced their existing loans with loans at more attractive rates and terms.

- Rates Paid on FHLB Advances

The net interest margin is affected by the level of FHLB advances and the associated interest rates paid on those advances. FHLB advances are offered at various interest rates, terms and structures. During 2005 the Bank borrowed from the FHLB on both a variable interest rate basis and a fixed rate basis. The average interest rate paid on FHLB advances during 2005 was 3.34% compared to 1.56% during 2004 and 1.48% during 2003. The increase during 2005 and 2004 was due to an increase in average borrowings of $65.8 million during 2005 and $70.5 million during 2004, as well as an increase in the general interest rate environment.

- Level of Loans Relative to Deposits

The net interest margin is also affected by the level of loans relative to deposits. The Bank's percentage of loans-to-deposits increased during 2005, when it averaged 120.8%, as compared to 114.7% in 2004 and 107.5% in 2003. An increase in the loan-to-deposit ratio generally results in an increase in net interest margin, however during 2005, net interest margin was negatively impacted due to changes in market interest rates.

- Mix of Loan and Earning Assets

Changes in the mix of loans also impact the Bank's net interest margin. The Bank grew average loans by $199.6 million in 2005 and $185.9 million in 2004. In both those years, the majority of the growth in average loans occurred in commercial real estate loans. There were increases of $172.4 million and $149.4 million in average real estate loans, respectively, which had an average interest yield of 6.67% in 2005 and 6.55% in 2004 and 7.21% in 2003. The majority of commercial real estate loan rates is tied to COFI and generally adjusts every six months. There is a significant lag in the repricing of these loans as COFI is the slowest moving adjustable rate index. While the Prime rate increased by 200 basis points during 2005, the COFI index increased by 107 basis points to 3.19% at December 2005 from 2.12% for December 2004 and 1.90% at December 2003. In a declining rate environment, COFI based loans help interest margin; however, in an increasing rate environment they lag other indices and have a negative impact on net interest margin.

Average commercial loan yields (the majority of commercial loans are SBA loans) for 2005 increased 143 basis points over average yields in 2004 and increased 9 basis points in 2004 over average yields in 2003. Most of these loans reprice to Prime rate on a quarterly repricing schedule. Average commercial loan yields were positively impacted by the quarterly repricing of SBA loans to reflect the 200 basis points increase in the Prime rate during 2005. In 2004 average commercial loan yields increased as SBA loans repriced with the increase of 125 basis points in Prime. In 2003 the SBA rates declined as Prime declined to 4.00% in June from 4.25%.

Average construction loans increased $7.2 million during 2005. The average yield was 7.42% during 2005 compared to 7.83% in 2004. These loans have short maturity dates (approximately one year). Economic conditions and rate competition for construction loans have a direct impact on the volume of construction loans and the Bank experienced a higher volume of construction loans during 2005. The Bank has been in this market for several years and is well recognized by the broker network as providing high quality construction loan products and good service which has resulted in more referrals and larger volume.

Interest income increased to $74.3 million in 2005 from $54.4 million in 2004 and $44.7 million in 2003. The increases in 2005 and 2004 resulted primarily from increases in the average balance of loans outstanding during those years. Average loans increased to $1,034.2 million in 2005 from $834.5 million in 2004 and $648.7 million in 2003. The yield on loans equaled 6.83% in 2005, 6.34% in 2004 and 6.74% in 2003. The 49 basis point increase during 2005 resulted primarily from the impact of rate changes, the indexes used, the timing of rate adjustments and the Bank's competitive loan pricing. The lag in repricing COFI loans and the volume of COFI loans at floor rates offset the benefit of the increasing market rates.

Economic conditions and competition have impacted the mix of loans. The rising short term interest rate environment has contributed to an increasing yield on variable rate loans. The structure of the variable interest rate loan determines the frequency of rate changes and how yields respond to changes in market rates. As the yield curve flattens and the difference between short term rates and long term rates declines, refinancing activity increases as borrowers seek fixed rate loan products which will reduce their interest cost during an increasing rate environment. The Bank offers loan products tied to Prime rate, U.S. Treasury rates or LIBOR which may have lower interest rates at the time of funding but reprice at a faster rate than loans tied to COFI. The Bank continues to experience strong competition for loans, which has resulted in lower loan pricing in the market place, which impacts the Bank's offering rates on new loans and negatively impacts the Bank's net interest margin.

Overall loan portfolio yields are affected by deferred loan fees and discounts on loans which equaled $1,521,000 at December 31, 2005 and $853,000 at December 31, 2004. This balance is netted against total loans in the balance sheet. These fees and discounts are amortized into income over the life, or estimated life, of the loan with which they are associated and serve to increase loan portfolio yields. Interest income on loans includes loan fee income and income from amortization of discounts of $1,379,000 for the year ended December 31, 2005, $1,179,000 for the year ended December 31, 2004 and $1,346,000 for the year ended December 31, 2003. This fee income and amortization of discounts increased yields on average loans by 13 basis points in 2005, as compared to 14 basis points in 2004 and 18 basis points in 2003. Deferred loan fees are a product of origination and commitment fees net of certain direct loan origination costs. The unamortized balance of net deferred fee amounts equaled $282,000 at December 31, 2005 and $400,000 at December 31, 2004. The increase in fee income during 2005 primarily resulted from an increase in prepayment penalty income associated with loans that were paid off prior to their original maturity date. The decline in the deferred fee balance during 2005 results from loan pricing on some products which did not include charging fees (due to competition in the area) as well as an increase in the amount of direct loan origination costs that are recognized as income and not deferred. SBA 7(a) loans do not have loan fees; however, cost recovery is recorded on all loans. Discounts on the unguaranteed portion of SBA loans are recorded when the guaranteed portion of the SBA loan is sold. These discounts are amortized as an adjustment to the loan yields over the estimated life of the SBA loan. As of December 31, 2005, $1,802,000 was recorded as discounts compared to $1,253,000 at December 31, 2004. The increase results from higher volume of loan sales during 2005 and the structure of the loans sales, which includes premium and servicing values. This increased balance will have a positive impact on net interest margin as the discounts are amortized into interest income.

- Non-Accrual Loan Balances

Loans carried as non-accrual reduce the portfolio yield, since the balance of a non-accrual loan is maintained in the loan total but no interest is accrued. Non-accrual loans are included in the loan amounts in the average balance sheets below. Interest foregone on non-accrual loans equaled $10,000 during 2005 compared to $18,000 during 2004 and $154,000 during 2003. The allowance for loan losses has no direct effect on yield. For further discussion see "Allowance for Loan Losses."

- Mix of Deposits and Other Funding Sources

In 2005, interest expense increased to $28.6 million compared to $15.3 million in 2004 and $13.9 million in 2003. The increase in interest expense in 2005 was the result of an increase in interest bearing deposits, an increase in the average interest rates paid for deposits and an increase in FHLB borrowings. Average interest bearing deposits increased $111.3 million during 2005 and the average cost of interest paid on interest bearing deposits for the year ended December 31, 2005 was 2.79% versus 1.97% for the year ended December 31, 2004 and 2.34% for the year ended December 31, 2003. Deposit costs increased 82 basis points during 2005 compared to a 37 basis point decrease during 2004.

The rates paid on the Bank's money market rate account increased during 2005 as a result of competitive offering rates. Balances held in these accounts equaled $121.4 at December 31, 2005 moving from $115.5 million at December 31, 2004. During 2005, the Bank increased the rates paid on savings and money market accounts to a competitive rate and heavily advertised the product and as a result, average balances for savings and money market accounts at the Bank were $177.7 million for 2005, $149.6 million for 2004 and $145.7 million for 2003. The savings account balances increased to $57.9 million at December 31, 2005 from $55.4 million at December 31, 2004. The rates on savings and money market rate accounts are discretionary and may be repriced on a weekly basis, which provides management with flexibility in controlling interest costs and reacting to changes in market interest rates. As changes in rates impact the entire product portfolio, repricing on the money market rate accounts and savings accounts have a more immediate impact on the Bank's cost of funds than changes in offering rates on time certificates. The cost of funds on savings and money market accounts equaled 1.95% in 2005, 1.14% in 2004 compared to 1.17% in 2003.

Time deposits reprice at a slower pace, since certificates of deposits usually do not reprice until their maturity dates, which generally range from six to twenty-four months. Time deposits have increased to $592.7 million at December 31, 2005 from $507.9 million at December 31, 2004. During both 2005 and 2004, the Bank ran several time deposit campaigns at rates slightly higher than its local competitors. These higher priced deposits were used to fund loan growth. The cost of time deposits averaged 3.21% in 2005 and 2.35% in 2004 compared to savings and money market rate accounts which averaged 1.95% in 2005 and 1.14% in 2004. Growth in time deposits which bear the highest cost, has a negative impact on the Bank's cost of funds and net interest margin.

Average non-interest bearing deposits increased to $85.9 million in 2005 compared to $69.5 million in 2004. Growth in non-interest bearing deposits has a positive impact on the interest margin.

The majority of the Bank's growth in 2005 was funded by time certificates, savings accounts and advances from the Federal Home Loan Bank (FHLB). During 2005, the Bank increased the funds borrowed from FHLB to $230.4 million compared to $191.9 million at December 31, 2004. The borrowings during 2005 are generally for a term of one year and are at fixed or variable rates. The average cost of FHLB advances increased to 3.34% at December 31, 2005 compared to 1.56% in 2004. The increase in costs associated with the FHLB advances is not only the result of an increase of $38.4 million in prime rate based advances, but also the result of the 200 basis point increase in the prime rate during the last twelve months. Previously, the Bank has also borrowed from the FHLB at terms which match longer term loans totaling $1.9 million. The Bank has used this line as both a contingency source of funds and a source of funds for future loan growth. The Bank has the ability to borrow from the FHLB at a cost and/or terms that may be more favorable than deposits accounts. During 2004, the FHLB increased the Bank's maximum financing availability, with acceptable collateral, to 35 percent of assets from 25 percent of assets. At December 31, 2005, the Bank had pledged loan collateral to the FHLB totaling $526.5 million which increased our borrowing capacity to $332.5 million, and had borrowed $230.4 million against that line. FHLB advances are offered in a wide variety of costs, terms and structures, which can be less or more expensive than raising new deposits through the Bank's branch system, having an impact on net interest margin. However, changes in the terms and conditions of FHLB advances may affect the Bank's ability to borrow from the FHLB and/or the advantages to the Bank from such borrowings. Changes in FHLB borrowing policies could materially affect the Bank's business and financial statements, and changes in the rates or duration of advances could make them less advantageous to the Bank.

The tables on the following pages (i) summarize the distribution, by amount, of the average assets, liabilities and shareholders' equity of the Corporation for the periods indicated and (ii) set forth the yields on earning assets and the rates paid for interest bearing liabilities during the periods indicated. Non-accrual loans are included in the average loan balances even though they are no longer accruing interest. Averages are computed primarily from daily balances.

AVERAGE BALANCE SHEET
Year Ended
December 31, 2005

(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/Rate
Interest bearing deposits with other banks	$ 5,340	$ 203	3.80%
Investments	32,760	1,343	4.10%
Federal funds sold	73,721	2,171	2.94%
Loans:			
Commercial (including SBA loans)	253,545	17,999	7.10%
Installment loans to individuals	5,899	405	6.87%
Real estate—Construction	39,274	2,913	7.42%
Real estate—Other	735,444	49,304	6.70%
Total Loans	1,034,162	70,621	6.83%
Total earning assets	1,145,983	74,338	6.49%
Non-earning assets:			
Allowance for loan losses	(9,581)		
Deferred Loan Fees & Discounts	(1,069)		
Cash and due from banks	22,800		
Other assets	17,060		
TOTAL ASSETS	$1,175,193		
Deposits:			
Demand—interest bearing	$ 33,420	$ 146	0.44%
Savings & money market	177,678	3,474	1.95%
Time certificates	558,431	17,913	3.21%
Total interest bearing deposits	769,529	21,533	2.79%
Other Interest bearing liabilities	213,022	7,113	3.34%
Total Interest bearing deposits & liabilities	982,551	28,646	2.92%
Non-interest bearing liabilities:			
Non-interest bearing deposits	85,870		
Other liabilities	7,271		
Shareholders' equity	99,501		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,175,193		
Net interest income		$45,692	
Net interest margin		3.99%	

AVERAGE BALANCE SHEET
Year Ended
December 31, 2004

(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/Rate
Interest bearing deposits with other banks	$ 456	$ 4	0.93%
Investments	8,842	360	4.25%
Federal funds sold	88,028	1,120	1.27%
Loans:			
Commercial (including SBA loans)	233,241	13,211	5.66%
Installment loans to individuals	6,181	330	5.36%
Real estate—Construction	32,053	2,504	7.83%
Real estate—Other	563,050	36,873	6.55%
Total Loans	834,525	52,918	6.34%
Total earning assets	931,851	54,402	5.84%
Non-earning assets:			
Allowance for loan losses	(7,772)		
Deferred Loan Fees & Discounts	(860)		
Cash and due from banks	21,607		
Other assets	14,245		
TOTAL ASSETS	$959,071		
Deposits:			
Demand—interest bearing	$ 34,893	$ 119	0.34%
Savings & money market	149,611	1,712	1.14%
Time certificates	473,740	11,153	2.35%
Total interest bearing deposits	658,244	12,984	1.97%
Other Interest bearing liabilities	147,197	2,302	1.56%
Total Interest bearing deposits & liabilities	805,441	15,286	1.90%
Non-interest bearing liabilities:			
Non-interest bearing deposits	69,456		
Other liabilities	5,314		
Shareholders' equity	78,860		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$959,071		
Net interest income		$39,116	
Net interest margin		4.20%	

AVERAGE BALANCE SHEET
Year Ended
December 31, 2003

(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/Rate
Certificates of deposit with other banks	$ 546	$ 7	1.28%
Investments	4,704	196	4.18%
Federal funds sold	70,564	779	1.10%
Loans:			
Commercial (including SBA loans)	200,518	11,172	5.57%
Installment loans to individuals	6,330	341	5.38%
Real estate—Construction	28,135	2,392	8.50%
Real estate—Other	413,667	29,845	7.21%
Total Loans	648,650	43,750	6.74%
Total earning assets	724,464	44,732	6.17%
Non-earning assets:			
Allowance for loan losses	(6,894)		
Deferred Loan Fees & Discounts	(1,142)		
Cash and due from banks	15,789		
Other assets	11,850		
TOTAL ASSETS	$744,067		
Deposits:			
Demand—interest bearing	$ 27,377	$ 105	0.38%
Savings & money market	145,717	1,699	1.17%
Time certificates	373,546	10,983	2.94%
Total interest bearing deposits	546,640	12,787	2.34%
Other Interest bearing liabilities	76,720	1,137	1.48%
Total Interest bearing deposits & liabilities	623,360	13,924	2.23%
Non-interest bearing liabilities:			
Non-interest bearing deposits	56,708		
Other liabilities	4,051		
Shareholders' equity	59,948		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$744,067		
Net interest income		$30,808	
Net interest margin		4.25%	

The following tables set forth the changes in net interest income due to changes in interest rates and the volume of assets and liabilities between years. Variances attributable to simultaneous rate and volume changes are all allocated to volume change amount.

**ANALYSIS OF VOLUME AND RATE CHANGES
ON NET INTEREST INCOME AND EXPENSE
2005 OVER 2004**

(dollars in thousands)	Volume	Yield/Rate	Total
Increase/(decrease) in interest income:			
Interest bearing deposits with other banks	$ 45	$ 154	$ 199
Investments	1,017	(34)	983
Federal funds sold	(182)	1,233	1,051
Loans:			
Commercial (incl. SBA loans)	1,150	3,638	4,788
Installment loans to individuals	(15)	90	75
Real estate—Construction	564	(155)	409
Real estate—Other	11,290	1,141	12,431
Total	13,869	6,067	19,936
Increase/(decrease) in interest expense:			
Deposits & other interest bearing liabilities:			
Demand—interest bearing	(5)	32	27
Savings & money market	321	1,441	1,762
Time certificates	1,994	4,766	6,760
Other interest bearing liabilities	1,029	3,782	4,811
Total	3,339	10,021	13,360
Increase/(decrease) in net interest income	$10,530	$ (3,954)	$ 6,576

ANALYSIS OF VOLUME AND RATE CHANGES ON NET INTEREST INCOME AND EXPENSE 2004 OVER 2003

(dollars in thousands)	Volume	Yield/Rate	Total
Increase/(decrease) in interest income:			
Interest bearing deposits with other banks	$ (1)	$ (2)	$ (3)
Investments	172	(8)	164
Federal funds sold	193	148	341
Loans:			
Commercial (incl. SBA loans)	1,823	216	2,039
Installment loans to individuals	(8)	(3)	(11)
Real estate—Construction	333	(221)	112
Real estate—Other	10,778	(3,750)	7,028
Total	13,290	(3,620)	9,670
Increase/(decrease) in interest expense:			
Deposits & other interest bearing liabilities:			
Demand—interest bearing	29	(15)	14
Savings & money market	45	(32)	13
Time certificates	2,946	(2,776)	170
Other interest bearing liabilities	1,045	120	1,165
Total	4,065	(2,703)	1,362
Increase/(decrease) in net interest income	$ 9,225	$ (917)	$8,308

Provision for Loan Losses

The provision for loan losses was $2,250,000 for 2005, compared to $1,550,000 for 2004 and $900,000 for 2003. The provision reflects continued growth in loans and the level of non-accrual and watch list loans during this year and current economic conditions. For further discussion see "Allowance for Loan Losses."

Non-Interest Income

The following table sets forth non-interest income by category for the years indicated.

(in thousands)	Year ended December 31,			Percentage Change	
	2005	2004	2003	2005/2004	2004/2003
Gain on loan sales	$3,022	$1,294	$1,387	133.5%	(6.7)%
Service charges on deposits	494	471	556	(4.9)	(15.3)
Loan servicing fees	394	384	326	2.6	17.8
Merchant and other service fees	241	213	184	13.1	15.8
Referral fees	31	112	227	(72.3)	(50.7)
Income on insurance policies	113	116	133	(2.6)	(12.8)
Gain on OREO sales	0	183	0	(100.0)	—
Other	97	89	81	9.0	9.9
Total Other Income	$4,392	$2,862	$2,894	53.5%	(1.1)%

The increase in gains on the sale of the guaranteed portion of SBA loans resulted from increased volume of loan sales of $29.4 million in 2005 compared to $11.3 million sold in 2004 and $14.1 million sold in 2003. The Bank's income from gains on sales averaged 10.3% in 2005 compared to 11.4% in 2004 and 9.9% in 2003. The Bank experienced lower premiums on SBA 7(a) loans. The premiums are market driven based upon factors such as the Prime rate environment and the rate of prepayments of SBA loans experienced throughout the country. Premium calculations are further driven by the term of the individual loans being sold and their margin over Prime.

Loan servicing fees are based on loan payments and payoffs received on the sold portion of SBA loans, and therefore, vary from year to year. During 2005, the Bank's average SBA loan portfolio serviced was $58.3 million versus $51.7 million in 2004 and $43.9 million in 2003. The serviced portfolio reflects SBA loan payoffs and the volume of new sales during the period.

There can be no assurance that the SBA program will continue to generate significant amounts of other non-interest income in the future. The Bank continues to experience additional competition with more financial institutions making SBA loans. Governmental actions may alter the SBA program at any time, which could have a negative impact on the Bank's profit. See, "Item 1", "Business"—"Supervision and Regulation."

Service charges on deposits vary depending upon the type of account. Fees charged to "analysis customers" vary depending upon the customers' use of various Bank services. Analysis customers' charges are reduced by an earnings credit which is calculated by applying an interest rate (earnings credit rate) to the average balance maintained by the customer. In 2004 the earnings credit rate was increased to make the analysis product more marketable. The result was that more of the analysis charges were covered by earnings credit thereby reducing analysis services charged to customers. Before this rate change account holders' earnings were lower, and therefore, service charges were higher. While the earnings credit rate does impact the service charges, our business account holders continue to manage their accounts activity to minimize their service charges. With the higher earnings credit rate, the Bank had a more competitive deposit product in this market and was able to attract new business accounts.

A gain on other real estate owned (OREO) sale resulted from the sale of property that the Bank took possession of during the first quarter of 2004 as a result of a loan foreclosure. This property was sold at a gain of $183,000 during the first quarter of 2004. The Bank did not have any other real estate owned during 2005 or 2003. See, "Other Real Estate Owned."

When comparing the year ended December 31, 2004 to December 31, 2003, non-interest income decreased 1.1% which primarily resulted from fewer SBA loan sales, lower referral fee income and a decrease in service charges on deposit income.

Non-Interest Expense

Non-interest expenses include salaries and employee benefits, occupancy, equipment and the general expenses required for the operation of the Corporation and the Bank. For the year ended December 31, 2005, non-interest expenses totaled $18,514,000, an increase of 11.3% over the previous year. The following table outlines the components of non-interest expense for the periods indicated:

(In thousands)	Year Ended December 31,			Percentage Change	
Expense Item	2005	2004	2003	2005/2004	2004/2003
Salaries & Employee Benefits	$11,078	$10,464	$ 8,837	5.9%	18.4%
Occupancy	1,907	1,422	1,223	34.1	16.3
Equipment	1,132	948	760	19.4	24.7
Advertising	515	342	296	50.6	15.5
Business Development/Donations	384	364	323	5.5	12.7
Outside Customer Services	381	368	342	3.5	7.6
Director & Shareholder expenses	477	380	382	25.5	(0.5)
Deposit and Other Insurance	523	467	352	12.0	32.7
Postage & courier expenses	406	331	304	22.7	8.9
Professional Fees	609	582	394	4.6	47.7
Stationery & Supplies	332	304	248	9.2	22.6
Telephone expense	233	200	184	16.5	8.7
Loan expenses	162	69	168	134.8	(58.9)
Other	375	399	352	(6.0)	13.4
TOTAL	$18,514	$16,640	$14,165	11.3%	17.5%

The increase in salaries and employee benefits results primarily from an increase in staff with the Bank's full time equivalent (FTE) staff positions averaging 165 in 2005, 147 in 2004 and 130 in 2003, increases for performance and promotions, higher incentives due to higher level of production and increases in the of cost of group insurance and other benefits. The majority of the increase in staff resulted from the new branch offices in Walnut Creek, Petaluma and Concord, as well as new support staff to process the increased loan and deposit volume. It is expected that staff will continue to increase in 2006 due to the projected opening of the new branch in Healdsburg and additional support staff needed to manage the growth within the Bank.

The increase in occupancy was due to the new branch offices in Walnut Creek, Petaluma and Concord. The majority of existing properties have annual increases as called for in the lease agreements. Occupancy expenses are expected to increase in 2006 with a full year of operation in the new facilities and the addition of the new branch planned to open in 2006. For further discussion see Item 2 "Properties."

Equipment expenses increased as a result of the expansion of facilities, staff additions and the opening of the new branches. During 2005, the Bank continued to upgrade and expand our technology. Equipment costs are expected to continue to increase during 2006 with the planned expansion referred to above.

Included in Deposit and Other Insurance are regulatory assessments which have been increasing over the last several years due to asset and deposit growth as well as the opening of additional branches in new markets. See, "Business-Supervision and Regulation." In addition, the Bank will experience an increase in liability insurance expense as policies expire and new policies contain premiums at current market rates.

Professional fees increased in 2005 as a result of additional costs associated with legal costs, consulting costs for our internal controls review, accounting costs associated with SEC reporting and compliance with new regulations, such as the Sarbanes-Oxley Act. Due to the low level of problem loans during 2005, legal costs on problem loans were at a low level. Fees for reviews of data processing functions, intrusion testing, loan review services, SBA audit and other consulting services are also included in this category.

Included in director and shareholder expenses are directors' fees for attending Board, Loan Committee, ALCO, Executive Committee and Audit Committee meetings as well as the cost of the Corporation's annual report, transfer agent fees, and other costs of communicating with shareholders. Also included in this category are the costs incurred related to the listing of the Company's common shares on the NADSAQ National Market; the listing was effective on May 20, 2005.

Loan expenses vary depending upon the level of problem loans and the use of contracted loan services to assist staff during periods of high loan production. The Bank generally charges for direct costs associated with loan originations. Broker fees are included as a part of cost recovery and recorded in deferred fees on loans and amortized as an adjustment to interest income in accordance with generally accepted accounting principles. During 2005, the Bank incurred higher loan related expenses as a result of increased loan production. Additionally, during 2005 the Bank recorded $58,000 related to the allowance for unfunded loan commitments, where there was no similar accrual during 2004.

When comparing 2004 to 2003, the increase in total non-interest expenses of 17.5% was due primarily to increased salary expenses resulting from increases in branch, lending and other staff additions throughout the Bank, salary increases and staff incentives associated with increased volume of loan and deposit activity. In addition, costs associated with occupancy and equipment also increased due to branch expansion. Most expense categories were higher as a result of the loan and deposit growth and the new facilities.

Loan Portfolio

In 2005 the Bank's real estate loans continued to experience strong loan demand. The growth is the result of the Bank continuing to respond to the rapidly changing needs of our borrowers by offering competitive loan products and/or pricing options, experienced loan officers with an established referral network which results in more loan applications and an increase in the Bank's lending limit which allows the Bank to process larger loans than in the past. Competition also impacts loan volume. The merger of a local community bank competitor in March 2005 had a positive impact on loan volume during the year. There is no assurance that the past rate of loan growth will continue.

The following table shows the composition of the loan portfolio, by type of loan, as of the dates indicated.

(In thousands)	December 31,				
Type of Loan	2005	2004	2003	2002	2001
Real Estate—Other	$ 825,151	$663,620	$495,538	$382,134	$284,782
Real Estate—Construction	37,219	41,145	26,271	32,412	49,604
Commercial	234,841	236,718	214,000	173,325	137,711
Consumer Installment	5,831	6,193	6,185	6,445	2,052
Total, gross	1,103,042	947,676	741,994	594,316	474,149
Deferred fees and discounts, net	(1,521)	(853)	(838)	(1,466)	(2,004)
Total loans net of deferred fees and discounts	1,101,521	946,823	741,156	592,850	472,145
Allowance for loan losses	(10,749)	(8,719)	(7,299)	(6,389)	(5,616)
TOTAL LOANS, NET	$1,090,772	$938,104	$733,857	$586,461	$466,529

The table above illustrates the Bank's emphasis on commercial and real estate lending. At December 31, 2005 and 2004 commercial loans comprised 21.3% and 25.0%, respectively, of the Bank's total loan portfolio. Construction and other real estate loans (combined) comprised 78.2% and 74.4% on those same dates. Management is aware of the risk factors in making commercial and real estate loans and is continuously monitoring the local marketplace as well as performing annual reviews of this portfolio.

Commercial real estate mortgage and construction lending contains potential risks which are not inherent in other types of portfolio loans. With respect to construction lending, the potential risks include declines in market values of underlying real property collateral and delays or cost overruns, which could expose the Bank to loss. Risks in commercial real estate lending include declines in commercial real estate values, general economic conditions surrounding the commercial real estate properties and vacancy rates. Management attempts to mitigate lending risks through established underwriting procedures, periodic reviews of the underlying collateral and monitoring real estate values and vacancy rates in our market areas. A decline in general economic conditions or real estate values within the Bank's market area could have a negative impact on the performance of the loan portfolio or value of the collateral, resulting in losses to the Bank.

The Bank makes commercial loans primarily to small and medium sized businesses and to professionals located within Northern California and Arizona. While the Bank emphasizes commercial lending, management does not believe that there is any significant concentration of commercial loans to any specific type of business or industry.

At December 31, 2005, 97.9% or $1.1 billion of the Bank's loans, including real estate, commercial, and a majority of the Bank's SBA loans, were secured by real estate as the principal source of collateral. The majority of commercial real estate term loans are amortized over 30 years with higher quality loans amortized for up to 40 years. Both 30 and 40 amortizing loans typically reflect a 15 year maturity. A worsening of economic conditions, a decline of real estate values and/or rising interest rates would have an adverse effect on the value of real estate securing these loans and would have an adverse impact on the financial condition of the Bank.

Most of the real estate collateral for the Bank's loans is located in the Northern California and Arizona where the loan is generated. A significant natural disaster impacting those locations, such as a severe earthquake or widespread flooding, could disrupt the business of these borrowers and impair the security for the Bank's loans. Although some of the Bank's borrowers carry insurance to cover some of the losses that might arise from such an event, the Bank does not require all its borrowers to carry earthquake insurance coverage since such insurance typically provides a large deductible amount. If a large earthquake occurs in the Bank's market area, the Bank would probably have to restructure some of its loans and may suffer losses related to the earthquake.

The Bank originates loans guaranteed in large part by the U.S. Small Business Administration ("SBA"). The guaranteed portion of each loan may be sold to outside investors, usually at a price in excess of par. SBA 7(a) loans typically have SBA guarantees ranging from 75% to 85%. During the first quarter of 2004, the SBA program was impacted by federal government budgetary issues and a lower loan cap was imposed. On April 5, 2004 government funding was restored for the SBA's 2004 fiscal year, the loan cap was lifted and the program was increased to allow for guaranteed loans up to $2 million (previously $1,333,000) which provided a better loan product for borrowers. Additional governmental actions may further alter the SBA program, which could have a negative impact on the Bank's profits.

During the first quarter of 2004, the Bank converted the SBA loan requests which exceeded the temporary $750,000 loan cap to loans under the SBA's 504 program. Under the 504 program 50% of the project is typically funded by the Bank compared to 100% of the loan amount under the 7(a) program. The 504 loans carry additional risks since the Bank's loan amount is not guaranteed by the SBA; however, this is mitigated by the lower loan-to-collateral value ratio of approximately 50%. There is an established market to sell the guaranteed portion of 7(a) loans, whereas 504 loans are also saleable but generally at less favorable terms. The Bank has sold some 504 loans, but has generally held the majority of the 504 loans in the Bank's loan portfolio.

On all 7(a) loans, the SBA requires a prepayment penalty, which is remitted to the SBA, of 5% in the first year, 3% in the second year and 1% in the third year. The impact of the prepayment penalty has been to slow the rate of payoff on SBA loans. The Bank follows the same internal credit approval process when approving an SBA loan as when approving other loans. The majority of the Bank's SBA loans are secured by real estate. It is not uncommon to see more emerging companies with repayment based upon projected rather than historical income. All SBA loans are reported in the chart above as Commercial Loans.

While SBA loans generally have the same underwriting requirements as the Bank's other loans, they are sometimes for longer terms (7 to 25 years) and have a higher loan-to-value ratio than the Bank typically accepts. If a default on a SBA loan occurs the Bank shares proportionally in the collateral supporting the loan with the SBA which guarantees the loan. At December 31, 2005, the Bank held $205.8 million in 7(a) loans of which $135.7 million was guaranteed by the SBA. At December 31, 2004, the Bank held $217.7 million in 7(a) loans of which $148.1 was guaranteed by the SBA. At December 31, 2005 and December 31, 2004 there no SBA loans were past due 90 days and still accruing interest. At December 31, 2005 there was one SBA guaranteed loan totaling $618,000, of which $464,000 was guaranteed by the SBA, on non-accrual status. There was one SBA loan totaling $264,000 of which $198,000 was guaranteed by the SBA, on non-accrual status at December 31, 2004. There were no charge offs on SBA loans during 2005, 2004 and 2003.

The category entitled "Real Estate—Other" includes loans which are secured by real estate and not classified as construction or commercial loans. The majority of these loans are secured by commercial real estate. The Bank offers residential mortgage loans on a limited basis. Home equity lines of credit, included in Real Estate—Other, equaled 0.8% of the total loan portfolio at December 31, 2005 compared to 1.1% at December 31, 2004. These loans are secured primarily by second trust deeds on single family residences. The Bank typically requires a loan-to-value ratio of no more than 80% for home equity loans. The rates are adjustable monthly based on the Bank's internal reference rate, and terms do not exceed ten years.

Real estate construction loans decreased to $37,219,000 from $41,145,000 in 2004 and increased from $26,271,000 in 2003. The Bank construction loan group focuses on construction loans primarily for single family residences valued at under $4,000,000 located in Northern California. Construction loans are made to "owner/occupied" and "owner/users" of the properties and occasionally to developers with a successful history of developing projects in the Bank's market area. Loan-to-value ratios on construction loans depend upon the nature of the property. The Bank's policy is to require that the loan-to-value ratio ranges from 65% to 80% and that the borrower have a cash equity interest in the land ranging from 25%–50% or alternative collateral. The construction lending business is subject to, among other things, the volatility of interest rates, real estate prices in the area and the market availability of conventional real estate financing to repay such construction loans. A decline in real estate values and/or demand could potentially have an adverse impact on this portion of the loan portfolio, and on the earnings and financial condition of the Bank.

The Bank has a small portfolio of consumer loans, equaling 0.5% of the total loan portfolio at December 31, 2005. Personal lines of credit and overdraft protection are offered to customers. Regular underwriting procedures are followed depending upon the type of loan. Revolving lines are reviewed every two years.

It is the Bank's policy to collateralize all loans unless, in management's estimation, the credit worthiness, cash flow and character of the borrower justify extension of credit on an unsecured basis. Management recognizes the inherent risk in making unsecured loans, but in management's judgment, such unsecured loans are justified based on the credit worthiness and financial strength of the borrowers. In making collateralized loans, the Bank's policy establishes a maximum loan-to-collateral value ratio of from 50% to 100%, depending on the type of collateral and the other factors supporting the loan.

The following table summarizes the Bank's loan maturities, by loan type, at December 31, 2005. Loans are categorized by the maturity of the final installment.

(In thousands) Loans Maturing in:	Real Estate—Other	Real Estate—Construction	Commercial	Consumer Installment	Total
One Year or less: Fixed rate	$ 26,768	$25,616	$ 1,378	$ 16	$ 53,778
Variable rate	11,141	8,954	12,208	5,507	37,810
One to five years: Fixed rate	18,234	0	1,677	182	20,093
Variable rate	10,101	2,649	9,785	0	22,535
After five years: Fixed rate	3,232	0	428	0	3,660
Variable rate	755,675	0	209,365	126	965,166
TOTAL	$825,151	$37,219	$234,841	$5,831	$1,103,042

Interest Rate Sensitivity

The Bank attempts to lend at competitive interest rates and to reduce exposure to interest rate fluctuations by making most of its loans at adjustable interest rates. The structure of the variable interest rate loan determines the frequency of rate changes and how yields respond to changes in market rates. As the yield curve flattens and the difference between short term rates and long term rates decline, refinancing activity increases as borrowers seek fixed rate loan products which will reduce their interest cost during an increasing rate environment.

The following table summarizes the Bank's loan portfolio by contractual repricing frequency and by loan type, at December 31, 2005. SBA loans are considered commercial loans for this analysis. Most of the SBA loans are secured by real estate. The Bank has approximately $356.6 million in adjustable loans which are priced at floor rate and are considered fixed rate loans, deemed to reprice at their maturity date for the purpose of this analysis.

(In thousands)	3 Months or Less	Over 3 Months through 1 Year	Over 1 Year through 5 Years	Over 5 Years	Total
Real Estate—Other	$207,817	$197,804	$362,511	$58,019	$ 825,151
Real Estate—Construction	25,741	11,478	0	0	37,219
Commercial	218,045	2,236	14,132	428	234,841
Consumer Installment	5,506	16	183	126	5,831
TOTAL	$457,109	$211,534	$376,826	$58,573	$1,103,042

Interest rate risk is reduced through the practice of making variable interest rate loans which are tied to an outside rate index. These loans "float", or adjust their rate as the interest rate environment changes. As of December 31, 2005 and 2004 approximately 60.5% and 50.7%, respectively, of the Bank's loan portfolio was comprised of loans with adjustable rates (excluding those which had reached their floors).

Allowance for Loan Losses

In accordance with its policy, the Bank maintains an allowance for loan losses to provide for losses in the loan portfolio. The allowance for loan losses is reviewed monthly and is based on an allocation for each loan category (e.g. Real Estate, Commercial), plus an allocation for any outstanding loans which have been classified by regulators or internally for the "Watch List." Each loan that has been classified is individually analyzed for the risk involved and an allowance provided according to the risk assessment. In addition, management considers such factors as known loan problems, historical loan loss experience, loan concentrations, experience of loan losses in the banking industry, evaluations made by bank regulatory agencies, assessment of economic conditions and other appropriate data to identify risks in the loan portfolio. Based upon this analysis of the allowance for loan losses (which incorporates the growth in the loan portfolio during the year), the Bank has, as of December 31, 2005, increased the allowance by 23.3% to $10,749,000 compared to $8,719,000 at December 31, 2004. The provision for loan losses for the year ended December 31, 2005 was $2,250,000. The increase in the allowance was based upon the growth in the loan portfolio during the year, the level of non-accrual loans and watch list loans and current economic conditions. The ratio of allowance to total loans outstanding (net of SBA loan guarantees) equaled 1.1% at December 31, 2005 and December 31, 2004.

Depending on future evaluations of the allowance in connection with regulatory examinations, any changes in the factors management reviews, as described above, and the amount of any loan losses that may be incurred, further increases may be made in accordance with the Bank's policy, and such increases will have an adverse effect on earnings.

The following table sets forth the changes in the allowance for loan losses over the last five years and the relationship to loans outstanding, net of the SBA guaranteed portion, at the end of those periods.

(dollars in thousands)	Year Ended December 31,				
ALLOWANCE FOR LOAN LOSSES:	**2005**	**2004**	**2003**	**2002**	**2001**
Balance at Beginning of Period	$ 8,719	$ 7,299	$ 6,389	$ 5,616	$ 4,681
Provision for Loan Losses Charged to Expense	2,250	1,550	900	840	960
Less Charge-Offs:					
Commercial	0	0	0	26	0
Real Estate—Other	0	135	0	0	25
Real Estate—Construction	0	0	0	18	0
Consumer Installment	0	0	0	26	0
Total Charge-offs	0	135	0	70	25
Recoveries:					
Commercial	0	0	0	0	0
Real Estate—Other	0	0	0	0	0
Real Estate—Construction	0	5	10	3	0
Consumer Installment		0	0	0	0
Total Recoveries	0	5	10	3	0
Net Charge-offs/(Recoveries)	0	130	(10)	67	25
Reclassification to other liabilities	(220)	0	0	0	0
Balance at the End of the Period	$ 10,749	$ 8,719	$ 7,299	$ 6,389	$ 5,616
Total Loans Outstanding at End of Period—Net of SBA Guarantees	$ 967,359	$799,620	$612,596	$493,305	$397,693
Ratio of Ending Allowance to Ending Loans Outstanding—Net of SBA Loan Guarantees	1.1%	1.1%	1.2%	1.3%	1.4%
AVERAGE TOTAL LOANS	$1,034,162	$834,525	$648,650	$535,894	$463,530
Ratio of Net Charge-offs/ (Recoveries) to Average Loans Outstanding during the Period	(0.000)%	(0.016)%	(0.002)%	0.013%	0.005%

During 2005, there were no loans charged off and no recoveries, compared to 2004 when there was one loan charged off for $135,000 and $5,000 was recovered on a loan charge-off from 2002.

The following tables set forth the allocation of the allowance for loan losses by loan type at the end of those periods indicated. The allocation of the allowance will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed. It should not be construed that the amount allocated to a particular segment is the only amount available for future charge-offs that might occur within that segment, since the allowance is a general reserve. In addition, the amounts allocated by segment may not be indicative of future charge-off trends. The percentage of loans shown in these schedules represents the percentage of loans in each loan category to total loans.

(dollars in thousands)	December 31, 2005		December 31, 2004		December 31, 2003	
Category	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$ 2,050	21.3%	$1,989	25.0%	$2,089	28.9%
Real Estate—Construction	1,274	3.4	1,043	4.3	760	3.5
Real Estate—Mortgage	7,370	74.8	5,622	70.0	4,389	66.8
Consumer Installment	55	0.5	65	0.7	61	0.8
TOTAL	$10,749	100.0%	$8,719	100.0%	$7,299	100.0%

(dollars in thousands)	December 31, 2002		December 31, 2001	
Category	Amount	% of Loans	Amount	% of Loans
Commercial	$1,681	29.2%	$1,832	29.0%
Real Estate—Construction	1,148	5.4	1,216	10.5
Real Estate—Other	3,491	64.3	2,533	60.1
Consumer Installment	69	1.1	35	0.4
TOTAL	$6,389	100.0%	$5,616	100.0%

Non-Performing and Impaired Loans

Loans are generally placed on non-accrual status when the borrowers are past due 90 days or when payment in full of principal or interest is not expected. At the time a loan is placed on non-accrual status, any interest income previously accrued but not collected is reversed. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. The Bank considers a loan impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The following table sets forth information regarding nonperforming assets at the dates indicated.

December 31, (In thousands)	2005	2004	2003	2002	2001
Nonperforming loans:					
Non-accrual loans	$ 618	$ 312	$1,274	$3,035	$2,156
Accruing loans past due 90 days	0	777	0	0	0
Restructured loans	0	0	0	0	0
Total nonperforming loans	618	1,089	1,274	3,035	2,156
Other real estate owed	0	0	0	0	0
Total nonperforming/ impaired assets	$ 618	$1,089	$1,274	$3,035	$2,156
Nonperforming assets to total loans and other real estate owned	0.06%	0.11%	0.17%	0.51%	0.45%
Nonperforming assets to total assets	0.05%	0.08%	0.15%	0.44%	0.38%

The following table sets forth the classified loans at the end of each of the last five years.

(In thousands)	2005	2004	2003	2002	2001
Substandard	$7,613	$6,842	$7,224	$8,460	$2,269
Doubtful	0	47	0	1,043	705
Loss	0	0	0	0	0
Other real estate owned	0	0	0	0	0
Total classified assets	$7,613	$6,889	$7,224	$9,503	$2,974
Classified to total loans and other real estate owned	0.7%	0.7%	1.0%	1.6%	0.6%
Allowance for loan losses to total classified	141.2%	126.6%	101.0%	67.2%	188.8%

The amount of interest foregone on the loans on non-accrual at December 31, 2005 totaled approximately $10,000 in 2005 and $41,000 in interest was earned on those loans (prior to those loans being placed on non-accrual) during the year. The amount of interest foregone on loans on non-accrual at December 31, 2004 was $18,000 for 2004 and $11,000 in interest was earned on those loans (prior to those loans being placed on non-accrual) during the year.

On December 31, 2005, the Bank had $618,000 in non-accrual loans, which was collateralized by real estate and guaranteed by the SBA. As of December 31, 2004, the Bank had $312,000 in non-accrual loans, of which $264,000 was collateralized by real estate and $198,000 was guaranteed by the SBA.

Potential non-performing loans are identified by management as part of its ongoing evaluation and review of the loan portfolio. Based on such reviews as of December 31, 2005, management has no knowledge or information about any loan which has not been included in the preceding tables which causes management to have doubts about the borrowers' ability to comply with present repayment terms, such that the loan might subsequently be classified as non-performing.

Other Real Estate Owned

During 2005, the Bank did not hold any property as Other Real Estate Owed (OREO). In January 2004 the Bank took possession of a motel located in Arizona through a foreclosure proceeding. This OREO was valued at $676,000 and a charge-off of $135,000 was recorded against the allowance for loan losses. This property was sold during the first quarter and a gain of $183,000 was recorded.

Deposits

The Bank obtains deposits primarily from local businesses, loan customers, shareholders and personal contacts by its business development staff, officers and directors. The Bank does not have any brokered deposits. At December 31, 2005, deposits totaled $888,027,000, which was an increase of 12.3% from $791,025,000 at December 31, 2004.

Non-interest bearing demand deposits totaled $80,808,000 at December 31, 2005 as compared to $72,156,000 at December 31, 2004. Although these deposits do not bear interest, some of the account holders utilize the Bank's analysis system which gives earnings credits for their collected average balances based on an internal index. The customer may then use those earnings credits towards various account services such as escrow accounting fees, courier services, payroll, and check printing paid to third party vendors. The balances in this type of account tend to vary since many of the accounts are business accounts with large dollar transactions. The average balance for demand deposits increased to $85,870,000 during 2005 from $69,456,000 during 2004.

Time deposits increased by $84.8 million or 16.7% in 2005. During 2005 and 2004, the Bank continued to offer highly competitive rates on time deposits in order to fund growth in loans. Time deposits increased to $592,731,000 at December 31, 2005 from $507,910,000 at December 31, 2004 and $404,010,000 at December 31, 2003. Time deposits bear a higher interest rate than other types of deposits and increase the Bank's overall cost of funds. See, "Net Interest Income."

Money market deposits increased by $5.9 million or 5.1% in 2005. The balances maintained in these accounts also tend to vary. The Bank's money market accounts are tied to a discretionary index which reprices on a weekly basis. These accounts generally offer rates which are competitive, and therefore has been popular with depositors.

Savings deposits increased by $2.6 million to $57,927,000 at December 31, 2005. These deposits are liquid accounts but do not allow for withdrawal by checks.

Management attempts to reduce risks from fluctuating interest rates by limiting the maturities on certificates of deposit. The following table sets forth, by time remaining to maturity, the Bank's time certificates of deposit as of December 31, 2005.

(dollars in thousands)	$100,000 and Over		Less than $100,000	
	Amount	Pct	Amount	Pct
Three Months or Less	$ 49,612	17.8%	$ 43,468	13.8%
3 to 6 months	144,298	51.8	153,868	49.0
6 months to 1 year	80,110	28.7	106,343	33.9
Over 1 year	4,661	1.7	10,371	3.3
Total	$278,681	100.0%	$314,050	100.0%

At December 31, 2005 certificates of deposit of $100,000 or more constituted approximately 31.4% of total deposits. The holders of these deposits are primarily local customers of the Bank; however, during the first half of 2005 and during 2004 the Bank utilized an internet rate listing service for financial institutions and did attract new funds to the Bank at rates which approximated local consumer rates. At December 31, 2005 the deposits obtained through the rate listing service totaled $30.3 million compared to $49.5 million at December 31, 2004. The decline during 2005 was due to the Bank's decision to obtain lower cost deposits, to refrain from using the internet rate listing service to obtain deposits, and to decline the renegotiation of deposits that matured during the year.

While time deposits are rate sensitive, the Bank believes they are relatively stable deposits, as they are obtained primarily from customers with other banking relationships with the Bank.

Investment Portfolio

The following table shows the fair market value of the Bank's investment portfolio at December 31, 2005, 2004 and 2003.

(In thousands)	December 31, 2005	2004	2003
Other Securities	$ 100	$ 100	$ 0
U.S. Government-Sponsored Agencies	50,388	982	632
Federal Home Loan Bank Stock	11,731	9,020	5,961
Federal Reserve Stock	166	254	165
Total	$62,385	$10,356	$6,758
Securities Pledged	$ 1,000	$ 1,000	$ 625

During 2005, the Bank purchased $50.0 million in investment securities during the third quarter which reduced the level of federal funds sold at the time of purchase. The investment securities purchased had a slightly higher yield when compared to the yield earned on federal funds sold.

The following table shows the yield of investments (at amortized cost) by maturity ranges as of December 31, 2005. Federal Home Loan Bank and Federal Reserve stock are excluded from this table.

(In thousands)	Amount	Yield
One year or less	$49,557	4.03%
Over one year through 5 years	1,100	3.05
Over 5 years through 10 years	0	0.00
Over 10 years	0	0.00
Total	$50,657	4.00%

The yield on average investments (including Federal Home Loan Bank and Federal Reserve Bank stock) equaled 4.10% during 2005 compared to 4.25% in 2004. See, "Net Interest Income."

The Bank is required to own Federal Home Loan Bank ("FHLB") stock to maintain its borrowing relationship. See, "Liquidity." The Bank receives stock dividends quarterly based upon the earnings of the Federal Home Loan Bank. The Bank received an annualized yield of 4.47% during 2005 and 4.33% during 2004. The Federal Reserve Bank stock had a yield of 6.00% during 2005 and 2004.

Investments are carried at amortized cost or market value, depending on whether they are held to maturity or available for sale. At December 31, 2005, $50,488,000 was classified as available for sale per accounting definitions. At December 31, 2004, $1,082,000 was classified as available for sale. The market value of securities equaled $50,488,000 and $1,082,000 at December 31, 2005 and December 31, 2004, respectively.

Federal Home Loan Bank Advances

The Bank has a borrowing agreement with the Federal Home Loan Bank (FHLB). The terms and conditions of the advances are negotiated at the time of the advance. The majority of the advances have been for a term of one year, are variable in nature, and tied to Prime. The FHLB will permit the Bank to borrow up to 35% of the Bank's total assets provided that adequate collateral has been pledged to the FHLB. As the initial borrowing rates on FHLB advances were below the cost of attracting term deposits of similar maturities; the Bank borrowed from the FHLB to fund a large portion of the loan growth during 2005. At December 31, 2005 the Bank had pledged loans with an outstanding principal balance of $526.5 million which results in a borrowing capacity of $332.5 million. As of December 31, 2005 the balance of advances from FHLB equaled $230.4 million up from $191.9 million at December 31, 2004. Given the current interest rate environment and the increased competition for deposits, the Bank may continue to use the line at the FHLB to fund growth in the future. However, changes in the terms and conditions of FHLB advances may affect the Bank's ability to borrow from the FHLB and/or the advantages to the Bank from such borrowings.

Contractual Obligations

The following table shows the Company's significant fixed and determinable contractual obligations as of December 31, 2005 by payment date:

Contractual Obligation	Payments due by period in thousands				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Certificates of Deposit Note 5*	$592,731	$577,701	$14,858	$ 172	0
Federal Home Loan Bank Note 6*	230,379	228,500	1,687	0	192
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations Note 12*	11,226	1,490	2,777	2,418	4,541
Other Long term Liabilities	0	0	0	0	0
	$834,336	$807,691	$19,322	$2,590	$4,733

* See notes to Financial Statements

Off-Balance Sheet Commitments

As of December 31, 2005 commitments to extend credit were the Bank's only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for financial derivative instruments such as futures, swaps, etc. Loan commitments increased to $89.1 million at December 31, 2005 from $69.4 million at December 31, 2004.

Standby letters of credit and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party or payment by a customer to a third party. Those guarantees are primarily issued in international trade or to support public and private borrowings arrangements, including bond financing, equipment purchases and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting those commitments varies depending upon the credit standing of the borrowers. The Bank routinely charges a fee for these credit facilities.

(in thousands)	Amount of Commitment Expiration Per Period				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Thereafter
Commitments to extend credit	$86,086	$34,918	$51,168	$0	$ 0
Commercial and standby letters of credit	3,033	2,660	133	0	240
	$89,119	$37,578	$51,301	$0	$240

Liquidity—Consolidated

Liquidity is a bank's ability to meet possible deposit withdrawals, to meet loan commitments and increased loan demand, and to take advantage of other investment opportunities as they arise. The Bank's liquidity practices are defined in both the Asset and Liability Policy and the Investment Policy. These policies define acceptable liquidity measures in terms of ratios to total assets, deposits, liabilities and capital. In addition, these policies include acceptable ranges for the Bank's loans-to-deposits ratio. The Bank also compares its liquidity position and ratios to those of its peer group.

The Bank is required to maintain specific reserve balances with the Federal Reserve Bank. This is monitored on a daily basis to assure compliance with regulatory requirements. The Office of the Comptroller of the Currency ("OCC") also requires the Bank to establish adequate liquidity policies and practices. Although defined liquidity percentages are not specified in the OCC's regulations, they have been incorporated in the Bank's policies and procedures.

The consolidated cash flows can be divided into three distinct areas: operating, investing and financing. For the year ended December 31, 2005, the Company received $12.0 million from operating activities. Investing activities used $205.1 million of which $152.3 million was invested in loans. Financing activities provided $135.7 million in funds. The growth of the Bank was financed through short-term borrowings with the Federal Home Loan Bank which provided $38.5 million and deposit growth which provided $97.0 million in new funds.

Option exercises by directors and employees totaled $0.28 million in 2005 compared to $2.2 million in 2004. Additional-paid-in capital due to the payment by certain directors of the difference between the option prices and the market value on date of exercise of director options provided $6.9 million (not including the tax effect of this transaction $872,000) in liquid funds during 2004. See the Consolidated Statement of Cash Flows in the Consolidated Financial Statement and Item 11, Executive Compensation, Stock Option Plan for additional details.

Cash and due from banks, interest bearing deposits in banks and federal funds sold totaled $59.1 million or 4.8% of total assets at December 31, 2005 compared to $116.5 million or 10.8% of total assets at December 31, 2004. The Bank purchased $50.0 million in investment securities during the third quarter of 2005 which reduced the level of federal funds sold.

At December 31, 2005 and 2004, the Bank's ratio of loans-to-deposits was 124.2% and 114.5% respectively which were in compliance with its internal guideline of 125%. This ratio is higher than peers. The large portfolio of SBA 7(a) loans, which is readily saleable within a month, allows the Bank to maintain a higher loan-to-deposit ratio.

The Bank has two federal funds lines of credit totaling $26.0 million with two financial institutions. These lines are available on a short term basis to meet cash demands that may arise. The Bank also has a borrowing relationship with the Federal Home Loan Bank, which has provided a source of funds for loan growth and liquidity purposes. For further discussion see "Federal Home Loan Bank".

The Bank funded loan growth during 2005 and 2004 through increased interest-bearing deposits (mainly time deposits) and borrowing from the Federal Home Loan Bank. A portion of the FHLB line has been set aside as a contingency source of liquidity and is not available for normal operations. Deposits increased during 2005 and 2004 largely due to deposit campaigns which offered higher rates to attract new time deposits. This trend is expected to continue, although there can be no assurance that deposits will continue to grow at the current rate in the existing market areas.

Liquidity—Parent Company Only

At present, the Corporation's primary sources of liquidity are from cash, proceeds from exercise of stock options, and dividends from the Bank. The Bank's ability to pay dividends to the Corporation is subject to the restrictions of the national banking laws and, under certain circumstances, the approval of the OCC. See Item 5, "Dividends." In addition, the Federal Reserve Act prohibits the Bank from making loans to its "affiliates", including the Corporation, unless certain collateral requirements are met.

At December 31, 2005, the Corporation had non-interest and interest bearing cash balances of $10,902,000, which management believes is adequate to meet the Corporation's foreseeable operational expenses.

Return on Equity and Assets

The following table shows key financial ratios for the years ended December 31, 2005 and 2004.

	Year Ended December 31,	
	2005	2004
Return on Average Assets	1.5%	1.5%
Return on Average Shareholders' Equity	17.3%	18.2%
Average Shareholders' Equity as a Percent of Average Assets	8.5%	8.2%
Dividend Payout Ratio	N/A	N/A

Effects of Inflation

Inflation affects the Bank and the banking business generally because of its effect on interest rates and loan demand. To offset inflation and the resulting changes in interest rates and market demands, the Bank attempts to maintain liquid interest bearing assets and to manage its assets and liabilities such that they can be repriced within a short period of time. In addition to its effect on market conditions and interest rates, inflation increases the Corporation's cost of operations. The rate of inflation has maintained a very low annual rate during the last few years. However there is no guarantee that this rate of inflation will continue. The nature of future changes in inflation and its impact on the Bank cannot be predicted.

Capital

The Corporation and the Bank are required by the Federal Reserve Board and the Comptroller of the Currency to maintain adequate capital. The Board of Governors of the Federal Reserve System has adopted risk-based capital guidelines for member banks and bank holding companies which provide minimum uniform capital adequacy requirements for bank holding companies. The OCC has also adopted additional capital requirements which are applicable to national banks, such as the Bank. See "Item 1, Description of Business, Supervision and Regulation-Capital Regulations and Item 8, Consolidated Financial Statements, Note 13."

The Bank and the Corporation are considered "Well-Capitalized" under the "risk-based" capital methodology. The Bank's leverage capital ratio was 7.9% of its total assets at December 31, 2005. The Bank's total risk-based capital ratio was 11.1% at December 31, 2005; the minimum acceptable level at December 31, 2005 was 8.0%. The Corporation's leverage capital ratio was 8.8%, with total risk-based capital equaling 12.2%, at December 31, 2005.

Income Taxes

The 2005 provision for income tax equaled $12,073,000 versus $9,468,000 in 2004 and $7,366,000 in 2003. The increase in taxes results from higher pretax income and an application of a higher Federal tax rate associated with the income level. The overall effective tax rate was 41.2% during 2005 compared to 39.8% in 2004 and 39.5% in 2003. See, "Item 8, Consolidated Financial Statements, Note 7."

Quantitative and Qualitative Disclosures about Market Risk

The Bank's financial performance is impacted by, among other factors, interest rate risk and credit risk. The Bank utilizes no derivatives to mitigate its credit risk, relying instead on loan underwriting policies, loan review and adequate loan loss reserves. See Allowance for Loan Losses.

Interest rate risk is the risk of loss in value and/or fluctuations in earnings, arising from changes in market interest rates. Since virtually all of the Corporation's interest rate risk exposure lies at the Bank level, this risk is addressed by the Bank's Asset Liability Committee ("ALCO"), which includes members of the Board of Directors and senior officers of the Bank. ALCO attempts to manage the various components of the Corporation's balance sheet to minimize the impact of sudden and sustained changes in interest rates on portfolio values and net interest income. On a monthly basis, management prepares an analysis of interest rate risk exposure.

A fundamental objective of interest rate risk management is to manage the sensitivity of the economic value of equity (called Equity-at-Risk) and the Bank's earnings (called Earnings-at-Risk) to changes in market interest rates. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturity, pricing structure and mix with the goal of minimizing the Bank's exposure to interest rate risk. The Bank is subject to interest rate risk to the degree that its interest-earning assets respond at different speeds, or in different magnitudes, than its interest-bearing liabilities to changes in market interest rates.

Equity-at-Risk is considered a longer term view of interest rate risk exposure. Equity-at-Risk sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in the net present value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The difference between the present value of assets and the present value of liabilities is the calculated economic value of equity. This analysis assesses the risk of loss in value of market rate sensitive instruments in the event of sudden or sustained increases and decreases in market interest rates of 100 basis points or more.

Earnings-at-Risk is considered a shorter term view of interest rate risk exposure. Earnings-at-Risk sensitivity analysis calculates the estimated change in net interest income given a change in general interest rates of 100 and 200 basis points up or down. All changes are measured in dollars and are compared to either projected net interest income, or net income. The following table summarizes the simulated change in net interest income for the 12 calendar months following the date of the change, given a change in general market interest rates of 100 and 200 basis points up or down as of December 31, 2005.

Change in Interest Rate (basis points)	Estimated Net Interest Income (000)	Estimated Change in Net Interest Income (000)
+200	$42,956	$(3,155)
+100	44,861	(1,250)
Base Scenario	46,111	0
−100	46,779	668
−200	47,748	1,637

The model utilized by management to create the report presented above makes numerous simplifying assumptions, including relative levels of market interest rates, loan prepayments and deposit runoff and should not be relied upon as indicative of actual future results. Computations do not contemplate any actions that ALCO could undertake in response to changes in interest rates. Additionally, the model assumes a static balance sheet, and therefore the impact of a change in the size of the Bank is not factored into the calculated results. Actual results could differ significantly from those estimates, which would result in significant differences in the calculated projected change.

Interest rate risk exposure is a impacted significantly by the re-pricing characteristics of the Bank's portfolio of assets and liabilities. One focus of Interest rate risk management is the maturity structure of assets and liabilities and their re-pricing characteristics during periods of changes in market interest rates. An analysis that evaluates the maturity structure and re-pricing characteristics of the Bank's assets and liabilities is called a Gap Analysis. Effective interest rate risk management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities in the current portfolio that is subject to re-pricing at various time horizons. The differences are known as interest rate sensitivity gaps. A Gap Analysis is predicated upon the projected the future timing of the re-pricing of various assets and liabilities. Some assets and liabilities have contractual maturity and re-pricing dates (i.e., variable rate loans), while other assets and liabilities do not (i.e. money market demand accounts). Additionally, while loans have prescribed re-pricing and maturity dates, the borrower often has the option to paydown and/or payoff a loan in advance of the next re-pricing date or maturity date. Additionally, management has pricing discretion over certain products (i.e., passbook accounts) that management may exercise based upon market conditions and funding needs and strategies. Therefore a Gap Analysis requires that assumptions be made regarding the impact of customer behavior and decisions upon the projected re-pricing and maturity of assets and liabilities.

The following table represents the Corporation's interest rate sensitivity gap profile as of December 31, 2005. Assets, liabilities and shareholders' equity are classified by the earliest possible repricing opportunity or maturity date, whichever first occurs.

Balance Sheet (in thousands)	Through 3 months	Over 3 months through 1 year	Over 1 year through 5 years	Non-rate sensitive or over 5 years	Total
Assets					
Fed Funds sold and certificates of deposit	$ 35,872	$ 2,169			$ 38,041
Investment securities		49,413	$ 1,075	$ 11,897	62,385
Loans	460,473	215,122	414,929	10,997	1,101,521
Non-interest-earning assets (net of allowance for loan losses)				29,787	29,787
	$496,345	$ 266,704	$416,004	$ 52,681	$1,231,734
Liabilities & Shareholders' Equity					
Time deposits $100,000 and over	$ 49,612	$ 224,408	$ 4,554	$ 107	$ 278,681
Other interest-bearing deposits and liabilities	362,956	383,712	11,991	$ 258	758,917
Non-interest bearing liabilities				80,808	80,808
Other Liabilities & Shareholders' Equity				113,328	113,328
	$412,568	$ 608,120	$ 16,545	$ 194,501	$1,231,734
Interest Rate Sensitivity (1)	$ 83,777	$(341,416)	$399,459	$(141,820)	
Cumulative Interest Rate Sensitivity	$ 83,777	$(257,639)	$141,820	0	

(1) Interest rate sensitivity is the difference between interest rate sensitive assets and interest rate sensitive liabilities within the above time frames.

Through 3 months, the Bank is asset sensitive, with a net $83.8 million in assets re-pricing or maturing. Cumulatively, through one-year, the Bank is liability sensitive, with a net $257.6 million in liabilities re-pricing or maturing. And through five-years, the Bank is net asset sensitive by $141.8 million on a cumulative basis. When a Bank is considered asset sensitive it means that in a declining interest rate environment, more assets than liabilities will re-price, having a negative impact on the Bank's net interest margin. While, in a raising interest rate environment, earnings are positively affected. The reverse is true of a liability sensitive Bank. The Bank continually monitors its interest rate sensitivity as part of the Bank's planning process.

The Corporation and the Bank do not at this time engage in hedging transactions (interest rate futures, caps, swap agreements, etc.).

Market for Registrant's Common Equity and Related Stockholder Matters

On December 31, 2005, the Corporation had 10,399,625 shares of common stock outstanding, held by approximately 237 shareholders of record.

At December 31, 2005, the directors and executive officers of the Corporation and the Bank beneficially held 1,574,159 shares, or 14.5% of the outstanding shares. These shares do not include shares that may be acquired upon the exercise of outstanding stock options. Under SEC rules, the directors and officers are restricted in the amount of securities they may sell without registration under the Securities Act of 1933, as amended. In general, directors and officers each may offer up to 103,996 shares in any three month period without such registration.

As of December 31, 2005, the directors, officers and staff have the right to acquire 763,566 additional shares upon the exercise of options granted pursuant to the Corporation's Stock Option Plan. Should several directors and officers choose to exercise options and sell their shares on the market, such that a large number of shares are offered at one time, the price of the common stock could be adversely affected.

Effective May 20, 2005, the Corporation's common stock began trading on the National Association of Securities Dealers Automated Quotations (NASDAQ) System under the symbol "NREB". Prior to May 20, 2005, the Corporation's common stock was not listed on any securities exchange or on the NASDAQ but was traded on the over-the-counter market.

The following chart shows the high and low bid quotations and the volume of transactions in the Corporation's common stock for the periods indicated. For periods before May 20, 2005, the quotations were obtained from the business section of the Press Democrat (the local newspaper in Santa Rosa, California), and the trading volume was obtained from the OTC bulletin board website. The quotations from the over-the-counter market represent quotations by dealers making a market in the stock and reflect inter-dealer prices, without adjustments for mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. For periods beginning May 20, 2005, the quotations and trading volume were obtained from NASDAQ. The price and volume information set forth below does not reflect privately-negotiated transactions, if any. The bid prices and the numbers of shares have been adjusted for the impact of the 5% stock dividends issued during 2004 and 2005.

Bid Quotations for the Corporation's Common Stock			
Quarter Ended	**High**	**Low**	**Approximate Trading Volume**
March 31, 2005	25.90	20.48	571,306
June 30, 2005	31.13	22.86	1,383,627
September 30, 2005	31.19	23.85	702,919
December 31, 2005	27.67	22.60	588,567
March 31, 2004	19.54	15.50	237,343
June 30, 2004	20.86	18.81	212,863
September 30, 2004	21.19	18.62	329,344
December 31, 2004	22.14	19.29	461,370

Director Information

Name and Positions with the Corporation and the Bank	Principal Occupation During the Past 5 Years
Deborah A. Meekins President & Chief Executive Officer of the Corporation and Bank, Director of the Bank	President and Chief Executive Officer of the Bank since February 1991. President and Chief Executive Officer of the Corporation since December 2002.
Clement C. Carinalli Director of the Corporation and the Bank	Retired CPA, local businessman, rancher and real estate investor.
Kevin Carinalli Director of the Bank	Owner of Carco Investments, general contractor, real estate developer and property manager.
Patrick R. Gallaher Secretary of the Corporation and Director of the Corporation and the Bank	Retired CPA and local businessman; major shareholder in Oakmont Developers, a Santa Rosa development company.
William E. Geary, Director of the Corporation and the Bank	Senior Partner in Geary, Shea & O'Donnell, a Santa Rosa law firm.
Dennis R. Hunter, Chairman of the Board of the Corporation and Vice Chairman of the Board of the Bank	Real estate investor and developer in Santa Rosa; principal in Investment Development Fund, a venture capital fund; a director in Energy Exploration Technologies; a director in North Bay Corp.
James B. Keegan, Jr., Vice Chairman of the Board of the Corporation and Chairman of the Board of the Bank	Partner in Keegan & Coppin Company, Inc., a Santa Rosa real estate brokerage and development firm, since 1976.
David F. Titus Executive Vice President & Senior Loan Officer and Director of the Bank	Executive Vice President & Senior Loan Officer of the Bank since January, 1995. Senior Vice President & Senior Loan Officer of the Bank from August, 1991 to January, 1995.
Michael J. Wright Director of the Bank	Co-owner of Wright Contracting, Inc., serves as Chief Financial Officer, Secretary/Treasurer of his company.



Corporate INFORMATION



Loan Administration & Production Office
5558 Round Barn Blvd., Ste. 300
Santa Rosa, CA 95403
707.579.0610
SBA 800.286.4949

Phoenix Office
Biltmore Financial Center
2398 E. Camelback Rd., Ste. 615
Phoenix, AZ 85016
800.957.1170
602.957.1170

San Francisco Bay Area Office
[illegible] Fourth Street
San Rafael, CA 94901
415.457.4623

Sacramento & Central Valley Office
1851 Heritage Lane, Suite 128
Sacramento, CA 95815
916.922.7820
916.614.9003

East Bay Office
1700 North Broadway, Suite 386
Walnut Creek, CA 94597
925.947.1590
925.946.4270

Corporate Information
Northern Empire Bancshares
801 Fourth Street
Santa Rosa, CA 95404
707.579.2265
www.snbank.com

Transfer Agent
Mellon Investor Services, LLC
480 Washington Blvd.
Jersey City, NJ 076310
800.356.2017
www.melloninvestor.com/isd

Stock Listing
The NASDAQ National Stock Market
Symbol : NREB

Member FDIC
Equal Housing Lender
Equal Opportunity Employer


04.06.19